
COMMUNITY FIRST
BANCORPORATION

ANNUAL REPORT
2009

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2009 ANNUAL REPORT

Contents


Received SEC
APR 12 2010
Washington, DC 20549

Community First Bank Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178

About the Company

Community First Bancorporation (the "Company") is a bank holding company organized as a South Carolina corporation. Through its banking subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and electronic, internet and telephone banking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally-owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders. In 2009, the Company formed an additional subsidiary to hold certain troubled assets sold to it by the Bank.

Financial Highlights

	December 31,			Percent Change	
(Dollars in thousands, except per common share)	**2009**	2008	2007	2009/08	2008/07
Balance Sheet					
Total assets	**$ 492,898**	$ 469,473	$ 402,148	5.0%	16.7%
Loans	**267,248**	270,413	244,131	-1.2%	10.8%
Securities	**150,734**	138,546	104,689	8.8%	32.3%
Total deposits	**436,648**	416,115	355,867	4.9%	16.9%
Shareholders' equity	**44,818**	39,928	37,911	12.2%	5.3%
For the Year					
Net interest income	**$ 12,068**	$ 11,717	$ 10,348	3.0%	13.2%
Provision for loan losses	**4,355**	4,550	594	-4.3%	666.0%
Noninterest income	**2,718**	2,495	2,206	8.9%	13.1%
Noninterest expenses	**9,249**	8,067	7,132	14.7%	13.1%
Income tax expense	**81**	253	1,497	-68.0%	-83.1%
Net income	**1,101**	1,342	3,331	-18.0%	-59.7%
Net income available to common shareholders	**1,101**	1,342	3,331	-18.0%	-59.7%
Per common share (1)					
Net income, basic	**$ 0.29**	$ 0.36	$ 0.92	-19.4%	-60.9%
Net income, assuming dilution	**0.29**	0.34	0.87	-14.7%	-60.9%
Book value at year end	**11.02**	10.67	10.34	3.3%	3.2%
Financial Performance Ratios					
Return on average assets	**0.23%**	0.31%	0.88%		
Return on average equity	**2.64%**	3.38%	9.46%		
Asset Quality Ratios (2)					
Nonperforming loans to total loans	**4.19%**	4.36%	0.26%		
Allowance for loan losses times nonperforming loans	**0.4x**	0.5x	4.1x		
Net charge-offs to average total loans	**1.39%**	0.64%	0.12%		

(1) Adjusted to reflect 5% stock dividends effective December 15, 2009 and December 20, 2008 and a 10% stock dividend effective December 20, 2007.

(2) Nonperforming loans include nonaccrual loans and loans 90 days or more past due.

President's Report to the Shareholders of Community First Bancorporation

Community First Bank and our customers had a very challenging year coping with high unemployment and a very weak real estate market. The last two years have been the toughest in the banking industry since your Bank opened in 1990.

Your Bank took additional actions in both 2008 and 2009 to maintain a strong capital position. We increased our provision to the allowance for loan losses to raise that reserve to 2.26% of loans at year end. The duration of our investments in government sponsored agency bonds were shortened to help maintain adequate liquidity. Both of these actions had a negative impact to earnings but were necessary in the current economic environment. Continued proactive efforts to maintain appropriate liquidity and capital levels will be among our high priorities for 2010.

While 2009 was not up to our normal earnings and growth expectations, it was not completely negative for your Bank. I am pleased with a number of positive trends in our performance. We experienced another year of positive income for the shareholders and positive growth in the Bank's assets. Net income was $1,100,714 after funding $4,355,000 to the allowance for loan losses account. The Bank's total assets grew by over 5% to $493 million at year-end 2009 compared to $469 million at year end 2008.

The Company's Board of Directors declared a 5% stock dividend in December 2009 issued in January 2010. This marked the sixteenth consecutive year that we have declared a stock dividend. Remaining profitable in 2009 despite the industry-wide problems, significantly contributed to our ability to pay this dividend. Your Board of Directors takes pride in paying this dividend and reaffirms our commitment to share the benefits of success with our shareholders even during these difficult economic times.

Management will continue to monitor the economy and take the actions we believe are prudent for long-term shareholder value. Your Company is looking forward to an improving economy in 2010 and beyond. We remain optimistic about the future.

All of us at Community First Bank appreciate your support of our Bank, and we pledge to continue our commitment to outstanding customer service and long-term shareholder value.

Respectfully,



Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per common share data)				
Financial Condition					
Securities	$ 150,734	$ 138,546	$ 104,689	$ 109,082	$ 109,821
Allowance for loan losses	6,052	5,475	2,574	2,242	2,266
Net loans (1)	261,196	264,938	241,557	200,724	167,052
Premises and equipment - net	8,470	8,655	8,622	7,937	6,805
Total assets	492,898	469,473	402,148	353,909	320,712
Noninterest bearing deposits	47,067	41,962	42,289	40,576	38,061
Interest bearing deposits	389,581	374,153	313,578	267,381	241,932
Total deposits	436,648	416,115	355,867	307,957	279,993
Total liabilities	448,080	429,545	364,237	320,694	291,858
Total shareholders' equity	44,818	39,928	37,911	33,215	28,854
Results of Operations					
Interest income	$ 22,951	$ 24,551	$ 23,578	$ 19,600	$ 15,923
Interest expense	10,883	12,834	13,230	10,385	6,621
Net interest income	12,068	11,717	10,348	9,215	9,302
Provision for loan losses	4,355	4,550	594	65	250
Net interest income after provision	7,713	7,167	9,754	9,150	9,052
Other income	2,718	2,495	2,206	2,154	2,139
Other expenses	9,249	8,067	7,132	6,752	5,420
Income before income taxes	1,182	1,595	4,828	4,552	5,771
Income tax expense	81	253	1,497	1,534	2,041
Net income	1,101	1,342	3,331	3,018	3,730
Deduction for dividends declared or accumulated on preferred stock and unavailable to common shareholders	-	-	-	-	-
Net income available to common shareholders	$ 1,101	$ 1,342	$ 3,331	$ 3,018	$ 3,730
Per Common Share Data (2)					
Net income, basic	$ 0.29	$ 0.36	$ 0.92	$ 0.85	$ 1.05
Net income, assuming dilution	0.29	0.34	0.87	0.79	1.00
Period end book value	11.02	10.67	10.34	9.26	8.10

(1) Excludes any loans held for sale.
(2) Per common share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 15, 2009 and December 20, 2008, a 10% stock dividend effective December 20, 2007 and a 5% stock dividend effective December 18, 2006.

Quarterly Financial Information (Unaudited)

	Years Ended December 31,							
	2009				2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per common share)							
Interest and dividend income	$ 5,577	$ 5,730	$ 5,861	$ 5,783	$ 5,922	$ 6,236	$ 6,037	$ 6,356
Interest expense	2,339	2,706	2,838	3,000	3,093	3,006	3,147	3,588
Net interest income	3,238	3,024	3,023	2,783	2,829	3,230	2,890	2,768
Provision for loan losses	1,895	1,010	700	750	3,175	965	280	130
Net interest income after provision	1,343	2,014	2,323	2,033	(346)	2,265	2,610	2,638
Noninterest income	691	704	752	571	627	634	625	609
Noninterest expense	2,429	2,297	2,426	2,097	2,237	1,938	2,005	1,887
Income (loss) before income taxes	(395)	421	649	507	(1,956)	961	1,230	1,360
Provision for income taxes	(273)	101	160	93	(784)	252	385	400
Net income (loss)	(122)	320	489	414	(1,172)	709	845	960
Dividends declared or accrued on preferred stock	-	-	-	-	-	-	-	-
Net income available to common shareholders	$ (122)	$ 320	$ 489	$ 414	$ (1,172)	$ 709	$ 845	$ 960
Net income per common share *								
Basic	$ (0.04)	$ 0.09	$ 0.13	$ 0.11	$ (0.31)	$ 0.19	$ 0.23	$ 0.27
Diluted	(0.04)	0.09	0.13	0.11	(0.31)	0.18	0.22	0.25

* Per common share amounts have been retroactively adjusted to reflect a 5% stock dividend effective December 15, 2009.

During the third and fourth quarters of 2009 and 2008, management observed that economic activity in the Company's market areas had deteriorated significantly from assessments made earlier in each year. Numerous factors led to those conclusions including higher amounts of past due and nonaccrual loans, reduced local sales of housing units, and increasing, or continuing high, numbers of layoffs and other unfavorable trends in unemployment statistics in the local area. Consequently, management reevaluated the adequacy of its allowance for loan losses and determined that significant increases were warranted.

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume, "indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of defaults on loans;
- perceptions by depositors about the safety of their deposits;
- capital adequacy;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence;
- availability of liquidity sources;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and believes they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

Market for Common Stock and Dividends

Trading in the Company's common stock is reported on the OTC Bulletin Board under the ticker symbol "CFOK.OB." The following table summarizes the range of high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2009 and 2008. Prices shown represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in the Company's stock is very limited. Per share prices in the table have been adjusted to reflect a 5% stock dividend effective December 15, 2009.

	2009		2008	
Quarter Ended	High	Low	High	Low
March 31	$ 9.52	$ 2.95	$ 14.96	$ 10.97
June 30	$ 7.14	$ 3.14	$ 15.19	$ 14.29
September 30	$ 10.48	$ 6.19	$ 14.51	$ 10.97
December 31	$ 7.62	$ 6.67	$ 11.79	$ 6.85

As of February 28, 2010, there were approximately 765 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends since its inception. The Board of Directors declared 5% stock dividends effective December 15, 2009 and December 20, 2008, a 10% stock dividend effective December 20, 2007 and a 5% stock dividend effective December 18, 2006.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company and the ability of the Company to pay 5% cumulative dividends on the preferred stock issued in 2009. In addition, South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiaries, Community First Bank (the "Bank") and Upstate Resource Management, Inc., which are collectively referred to as the "Company." This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Net income per common share and net income per common share, assuming dilution, have been adjusted to reflect 5% stock dividends effective December 15, 2009 and December 20, 2008 and a 10% stock dividend effective December 20, 2007.

During the two years ended December 31, 2009, both the national and local economies have been adversely affected by high delinquency and foreclosure rates of real estate loans, principally those related to residential real estate, and high levels of unemployment. Evidencing the severity and the abruptness of this deterioration, December unemployment for Anderson County was 13.4%, 9.6% and 5.6% for 2009, 2008 and 2007, respectively and, for Oconee County, December unemployment was 14.6%, 10.6% and 6.2% for 2009, 2008 and 2007, respectively. Since December 2007, the number of unemployed in Anderson and Oconee counties increased by approximately 9,300, or 140%, to about 16,000 people. By comparison, the national unemployment rate was 10.0%, 7.4% and 5.0% as of December 2009, 2008 and 2007, respectively. As of December 2009, the number of unemployed members of the national labor force was approximately 15,267,000. Unemployment statistics and other indicators of economic activity may have recursive and magnifying effects on each other as business owners and consumers use these measures to assess their current conditions and future prospects. Currently, there are only low levels of optimism concerning the probability of a prolonged economic recovery beginning in the near term.

Nationally, the number of bank failures continues to increase and other indicators of the health of the banking system continue to deteriorate. The Federal Deposit Insurance Corporation ("FDIC"), which insures the Bank's deposits, increased deposit coverage to $250,000 for most types of deposit accounts and offered insured institutions the option to provide unlimited coverage for certain transaction accounts. Costs associated with those enhancements included a special assessment collected from insured institutions in the second quarter of 2009 that added approximately $215,000 to the Bank's FDIC insurance expenses for 2009. In 2009, banks were also subjected by the FDIC to mandatory prepayment of the deposit insurance assessments that normally would be paid over the next three years. This prepayment by the Bank in 2009 totaled approximately $2,600,000 and will be recognized as deposit insurance expense over the three year period. The Bank recently opted out of an extended period for unlimited coverage of certain transaction accounts while maintaining the maximum regular FDIC insurance of $250,000 on all accounts.

Also evidencing concerns about the health of the financial industry, banks continue to be reluctant to engage in overnight lending arrangements with other financial institutions. The Bank continues to maintain its excess reserves in an interest-bearing account with the Federal Reserve Bank of Richmond and intends to continue to do so until interest rates on federal funds sold increase enough to compensate the Bank sufficiently for the incremental risks of those investments.

The Bank's management and other personnel are working diligently to assess the financial condition of loan customers and to maximize the amounts collected from nonaccrual and other distressed loans. During 2009, nonaccrual loans increased by $2,071,000, charge-offs totaled $3,886,000, and $6,382,000 was transferred from loans to foreclosed assets. Management realizes that it must continue to monitor all aspects of the local economy, its individual loan customers, and the many factors that affect them for the foreseeable future. During 2009, the Company established a new subsidiary, Upstate Resource Management, Inc., to acquire certain loans in process of foreclosure and foreclosed properties from the Bank, which it expects to hold until the local real estate markets improve. Management believes that there are, in some cases, potential longer-term advantages to holding some properties rather than selling them at current "distressed" levels.

Because of the level of attention required by loans previously made, the Bank recently has concentrated on purchasing investment securities, primarily those issued by government-sponsored enterprises, rather than investing more heavily in new loans. Even though investment securities earn interest at lower rates than loans, the administrative costs of such investments are lower and there are generally fewer risks of loss. In addition, those types of securities are generally eligible to be pledged to public depositors whose deposits are in excess of FDIC insurance limits, as required by law.

Deposit growth during 2009 totaled approximately $20,533,000, an increase of 4.9% over the 2008 year-end amount. The Bank does not purchase brokered deposits but instead relies on deposits obtained in the local market areas and limited amounts of low-cost borrowings from the Federal Home Loan Bank of Atlanta to fund its lending and investing activities. Management believes that this practice imposes prudent limits on the Bank's ability to extend credit and has proven to be an important contributing factor to the Bank's positive earnings performance over the past two years. Management does not expect a significant reduction in deposits to result from its decision not to participate in the FDIC's optional period of unlimited transaction account coverage because it has significant amounts of investment securities eligible to be pledged to the public entities that make up the majority of such large depositors.

The Company's Board of Directors, realizing that the amounts of loan losses experienced over the past two years have been higher than normal, provided just over $3,000,000 of new capital to the Company by purchasing 3,150 shares of Series A preferred stock in December 2009.

During 2009, the Company's management increased its efforts to maintain communications with its largest borrowers, stay abreast of changes in the local real estate market and other facets of the local economy, and reassess the values of loan collateral given the current economic environment. These efforts and reassessments resulted in an increase in the amounts of the provision and allowance for loan losses, a preference for investments in investment securities rather than in loans, and the strengthening of the Company's capital position through the issuance of preferred stock.

Earnings Performance

2009 Compared with 2008

For the year ended December 31, 2009, the Company recorded net income of $1,101,000, a decrease of $241,000, or 18.0%, from net income of $1,342,000 for 2008. Net income per common share was $.29 for 2009, compared with $.36 for 2008. Net income per common share, assuming dilution was $.29 for 2009 and $.34 for 2008. Return on average assets was .23% for 2009 compared with .31% for 2008. Return on average shareholders' equity was 2.64% for 2009 compared with 3.38% for 2008.

The decrease in net income for 2009 was caused primarily by higher expenses for deposit insurance coverage, higher expenses for salaries and employee benefits, the continuing effects of low interest rates, which hindered the Company's ability to increase net interest margin, and higher amounts of nonaccrual and other problem loans that resulted in continuing high provisions for loan losses as well as higher legal and other expenses associated with acquiring and carrying foreclosed assets.

During 2009, the FDIC imposed both rate increases and special assessments that resulted in immediately-recognized increases in the amount of deposit insurance expense. For 2009, FDIC insurance expenses totaled $711,000, an increase of $523,000, or 278%, over the $188,000 of such expenses incurred for 2008. As long as the number of bank failures continues to increase, management expects that the assessment rate per dollar of insured deposits will continue to be under upward pressure. Consequently, deposit insurance expenses are expected to increase for the foreseeable future.

Higher salaries and employee benefits resulted from normal salary increases among the Bank's staff and the addition or promotion of personnel to positions with higher levels of responsibility related to the management and resolution of problem loans. Management expects that expenses for those employee-provided services will continue at current levels through the end of 2010 at least.

During 2009, interest rates were maintained at low levels. Rates available for short-term investments, including for federal funds sold and for reserves held with Federal Reserve Banks, averaged in the .10% to .20% range. Accordingly, interest income realized from those holdings totaled just $50,000 for 2009 compared with $650,000 for 2008 when the average rates were approximately 2.45%. Rates earned on newly-issued investment securities and loans were similarly low. Furthermore, rates earned on variable rate loans that both used the prime rate as their index rate and had repricing dates in 2009 generally had lower rates during 2009. In all, interest income was $1,600,000 lower in 2009 than in 2008. The lower interest rates in 2009 also resulted in lower interest expenses for deposits. The average rate paid for deposits in 2009 was 90 basis points lower than for 2008 and interest expenses for deposits were $2,084,000 less in 2009 than in 2008. Interest expenses for borrowed funds were $133,000 higher in 2009 primarily because higher average volumes of such funding sources were utilized during 2009.

The provision for loan losses for 2009 was $195,000 less than for 2008. During 2009, management aggressively charged-off uncollectible loans, re-assessed the value of collateral associated with distressed loans, and foreclosed and repossessed collateral in order to enhance the Bank's ability to maximize the amount realizable from disposition of the properties. After taking those actions, nonaccrual loans at the end of 2009 were $13,870,000, an increase of $2,071,000 over the amount of such loans held as of the end of 2008.

Expenses to hold foreclosed assets increased to $132,000 for 2009 from $8,000 for 2008. Such expenses primarily include property taxes.

2008 Compared with 2007

For the year ended December 31, 2008, the Company recorded net income of $1,342,000, a decrease of $1,989,000, or 59.7%, from net income of $3,331,000 for 2007. Net income per common share for 2008 was $.36 compared with $.92 for 2007. Net income per common share, assuming dilution from outstanding stock options, was $.34 for 2008 and $.87 for 2007. Return on average assets was .31% for 2008 compared with .88% for 2007. Return on average shareholders' equity was 3.38% for 2008 compared with 9.46% for 2007.

The decrease in net income for 2008 was caused primarily by a significantly higher provision for loan losses. The provision for loan losses for 2008 was $4,550,000, an increase of $3,956,000, or 666.0%, over the 2007 provision. Deterioration in asset quality, evidenced by larger amounts of nonaccrual, past due and potential problem loans led to those increased provisions.

Net interest income for 2008 was $1,369,000 more than for 2007 due to higher levels of taxable securities and loans, higher rates earned on taxable securities and lower rates paid for deposits (especially the rates paid for interest bearing transaction and savings accounts) and other funding sources. Higher amounts of nonaccrual loans had a detrimental effect on the amount of interest income on loans recognized in the period. When a loan is placed in nonaccrual status, the Company discontinues recognition of interest accrual in income and reverses any amount of previously accrued but uncollected interest attributable to that loan against interest income. Loans categorized as nonaccrual as of December 31, 2008 totaled $11,799,000 and included approximately $8,494,000 of loans that were not categorized as nonaccrual loans as of December 31, 2007. Despite those effects, interest income on loans for 2008 was $612,000 more than for 2007. The average rate earned on loans in 2008 was 81 basis points lower than for 2007.

Other income for 2008 increased by $289,000 over the 2007 amount, primarily as a result of increases in the value of life insurance contracts. Other expenses increased by $935,000 primarily due to higher salaries and employee benefits, increased expenses related to the banking office network and higher data processing expenses.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2009 Compared with 2008

Net interest income was $12,068,000 for 2009 compared with $11,717,000 for 2008. The $351,000 increase during 2009 resulted primarily from interest expenses declining more than interest income. The primary driver of lower interest expenses was an 86 basis point reduction in the average rate paid for average interest bearing liabilities. Rates paid for time deposits, the largest category of interest bearing liabilities, fell to 3.29% for 2009 from 4.29% for 2008. As a result of the decrease in rates, even though the average volume of time deposits increased by $44,087,000, interest expense for these deposits fell by $1,145,000. Rates paid for savings and interest bearing transaction accounts decreased by 97 and 115 basis points, respectively, and the average amounts of such deposits decreased by a total of $7,302,000. Interest expense for these deposits decreased by $939,000. Interest expense for borrowed funds increased by $133,000 in large part because the Company utilized such funding sources to a greater degree in 2009.

Similarly, interest income was lower for 2009 than for 2008. This resulted primarily from lower interest income on loans. Yields were lower for all categories of interest earning assets except tax-exempt securities in 2009. Loan yields were affected by several factors including Federal Reserve policies that kept interest rates at low levels throughout 2009, the effects of nonaccrual loans and loan charge-offs, repricing of variable rate loans at lower rates and some refinancing activity by borrowers seeking lower rates. Interest earned on federal funds sold and interest earning deposits due from banks was $50,000 for 2009, a decrease of $600,000 from 2008. The Bank maintained its excess reserves in an interest bearing account with the Federal Reserve throughout 2009, foregoing a nominal increase in the yield that might have been realized by participating in the sale of excess funds in the overnight federal funds market in exchange for the certainty of repayment by the Federal Reserve.

2008 Compared with 2007

Net interest income was $11,717,000 and $10,348,000 for 2008 and 2007, respectively. Interest income for 2008 was $24,551,000, an increase of $973,000, or 4.1%, over 2007. Interest expense for 2008 was $12,834,000, a decrease of $396,000, or 3.0% from $13,230,000 for 2007. Larger average amounts of interest earning assets, especially in the relatively higher-yielding loan and taxable securities categories, resulted in the increased interest income amount in 2008, overcoming a 55 basis point decrease in the yield on earning assets for the 2008 period. Interest expense for 2008 decreased despite large increases in the average amounts of time deposits, in large part because the average cost of interest-bearing liabilities for 2008 was 76 basis points lower than for 2007.

During 2008, the amount of nonaccrual loans increased significantly. This was especially noteworthy during the last six months of the year. Consequently, the amount of accrued but uncollected interest on such loans was more than in prior years. The reversal of that income, and the loss of income after the nonaccrual date, negatively affected both the dollar amount of the income and the Company's yield on loans for 2008. Approximately $340,000 of interest income attributable to nonaccrual loans was not recognized in 2008; this decreased the yield on loans by approximately 13 basis points. The amounts of interest on nonaccrual loans in prior years were not material. Also contributing to the lower loan yield for 2008 were the effects of decreases in the prime rate on variable rate loans. As of December 31, 2008 and 2007, approximately $75,000,000 and $70,000,000 of loans were variable rate loans.

Interest income on investment securities for 2008 increased by $934,000 over the prior year amount as a result of both higher average amounts and higher rates earned. During 2008, the Bank sold approximately $9,736,000 of its investments in mortgage-backed securities and securities issued by government-sponsored enterprises. In addition, maturities, calls and paydowns of securities during 2008 totaled approximately $48,364,000. During 2008, approximately $91,647,000 of new securities were purchased, including purchases of approximately $37,671,000, or 41% of all purchases for the year, during the last four months of 2008. The average yield on taxable and tax-exempt securities was 4.66% for 2008 compared with 4.30% for 2007. As of December 31, 2008, the average yield on investment securities was 4.79% compared with 4.44% at December 31, 2007.

Interest earned on federal funds sold decreased by $577,000, primarily due to lower rates resulting from the Federal Reserve's actions to provide economic stimulus.

Interest expense for 2008 decreased by $396,000 compared with 2007 primarily due to lower rates paid for deposit accounts. The average rate paid for all deposit accounts in 2008 was 3.66%, a decrease of 76 basis points from the 2007 level. As stated previously, many depositors shifted their focus from income accumulation to loss prevention, especially during the last few months of 2008. Consequently, total deposits as of December 31, 2008 were $32,393,000 more than they were as of September 30, 2008 and $60,248,000 more than at December 31, 2007.

Average Balances, Yields and Rates

	Years Ended December 31,								
	2009			2008			2007		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 20,906	$ 47	0.22%	$ 995	$ 18	1.81%	$ 157	$ 6	3.82%
Taxable securities	136,619	5,569	4.08%	100,395	4,808	4.79%	89,867	3,890	4.33%
Tax-exempt securities (2)	19,912	811	4.07%	20,699	833	4.02%	19,630	817	4.16%
Federal funds sold	1,981	3	0.15%	25,579	632	2.47%	23,730	1,209	5.09%
Federal Home Loan Bank stock	1,289	4	0.31%	1,053	48	4.56%	888	56	6.31%
Loans (2) (3) (4)	272,330	16,517	6.07%	259,055	18,212	7.03%	224,353	17,600	7.84%
Total interest earning assets	453,037	22,951	5.07%	407,776	24,551	6.02%	358,625	23,578	6.57%
Cash and due from banks	5,598			8,913			8,370		
Allowance for loan losses	(5,461)			(3,038)			(1,065)		
Unrealized securities gains (losses)	1,432			(64)			(2,286)		
Premises and equipment	8,588			8,774			8,189		
Other assets	16,712			12,578			6,227		
Total assets	$ 479,906			$ 434,939			$ 378,060		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 54,202	$ 370	0.68%	$ 57,416	$ 1,049	1.83%	$ 57,117	$ 1,783	3.12%
Savings	21,093	80	0.38%	25,181	340	1.35%	25,042	658	2.63%
Time deposits $100M and over	131,115	3,752	2.86%	111,780	4,326	3.87%	85,815	4,054	4.72%
Other time deposits	173,047	6,268	3.62%	148,295	6,839	4.61%	126,588	6,531	5.16%
Total interest bearing deposits	379,457	10,470	2.76%	342,672	12,554	3.66%	294,562	13,026	4.42%
Short-term borrowings	437	47	10.76%	1,219	11	0.90%	-	-	0.00%
Long-term debt	9,463	366	3.87%	6,615	269	4.07%	4,975	204	4.10%
Total interest bearing liabilities	389,357	10,883	2.80%	350,506	12,834	3.66%	299,537	13,230	4.42%
Noninterest bearing demand deposits	44,243			41,173			40,099		
Other liabilities	4,667			3,583			3,225		
Shareholders' equity	41,639			39,677			35,199		
Total liabilities and shareholders' equity	$ 479,906			$ 434,939			$ 378,060		
Interest rate spread (5)			2.27%			2.36%			2.15%
Net interest income and net yield on earning assets (6)		$ 12,068	2.66%		$ 11,717	2.87%		$ 10,348	2.89%
Interest free funds supporting earning assets (7)	$ 63,680			$ 57,270			$ 59,088		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis," provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities (change in volume times prior period rate), and the rates earned and paid on such assets and liabilities (change in rate times prior period volume).

Volume and Rate Variance Analysis

	2009 Compared with 2008			2008 Compared with 2007		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ 58	$ (29)	$ 29	$ 16	$ (4)	$ 12
Taxable securities	1,552	(791)	761	481	437	918
Tax-exempt securities	(32)	10	(22)	43	(27)	16
Federal funds sold	(312)	(317)	(629)	88	(665)	(577)
Federal Home Loan Bank stock	9	(53)	(44)	9	(17)	(8)
Loans	898	(2,593)	(1,695)	2,553	(1,941)	612
Total interest income	2,173	(3,773)	(1,600)	3,190	(2,217)	973
Interest bearing deposits						
Interest bearing transaction accounts	(56)	(623)	(679)	9	(743)	(734)
Savings	(48)	(212)	(260)	4	(322)	(318)
Time deposits $100M and over	670	(1,244)	(574)	1,088	(816)	272
Other time deposits	1,034	(1,605)	(571)	1,047	(739)	308
Short-term borrowings	(11)	47	36	11	-	11
Long-term debt	111	(14)	97	67	(2)	65
Total interest expense	1,700	(3,651)	(1,951)	2,226	(2,622)	(396)
Net interest income	$ 473	$ (122)	$ 351	$ 964	$ 405	$ 1,369

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently is not able to predict with any significant degree of certainty either the direction or frequency of changes in interest rates that may occur during 2010. While management considers it more likely than not that Federal Reserve policies during 2010 would lead to slightly higher interest rates, no catalyst for any immediate change in rates is currently evident.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2009 by $163,801,000, resulting in a cumulative gap ratio of .48. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2009 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. However, if interest rates on other investment types increased sufficiently, the Company's large amount of interest bearing deposits due from banks, which consists of excess reserves held at the Federal Reserve, provides a ready source of funds that could be invested into those higher-yielding asset classes. By simultaneously limiting the magnitude of any increases in rates paid for deposits, the Company could mitigate or overcome the negative effects of the gap position indicated in the table.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates.

Interest Sensitivity Analysis

	December 31, 2009				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 46,021	$ -	$ -	$ -	$ 46,021
Securities	-	4,286	14,646	131,802	150,734
Federal Home Loan Bank stock	1,307	-	-	-	1,307
Loans (1)	61,903	34,845	141,382	15,248	253,378
Total interest earning assets	109,231	39,131	156,028	147,050	$ 451,440
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 50,576	$ -	$ -	$ -	$ 50,576
Savings	27,561	-	-	-	27,561
Time deposits $100M and over	30,398	65,568	32,948	-	128,914
Other time deposits	23,460	109,600	49,470	-	182,530
Long-term debt	3,500	1,500	3,000	-	8,000
Total interest bearing liabilities	135,495	176,668	85,418	-	$ 397,581
Interest sensitivity gap	$ (26,264)	$ (137,537)	$ 70,610	$ 147,050	
Cumulative interest sensitivity gap	$ (26,264)	$ (163,801)	$ (93,191)	$ 53,859	
Gap ratio	0.81	0.22			
Cumulative gap ratio	0.81	0.48			

(1) Loans are net of nonaccruing loans totaling $13,870,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $4,355,000, $4,550,000 and $594,000 for the years ended December 31, 2009, 2008 and 2007, respectively. During 2009 and 2008, the Company experienced higher amounts of nonaccrual, past due and other potential problem loans. Some signs of deterioration in the local real estate market were observed in the first quarter of 2008 and the rate of deterioration was gradual through the first three quarters of that year. However, during the fourth quarter of 2008, the rate of deterioration increased significantly and the resulting distressed real estate values continue as of December 31, 2009.

The Company is monitoring these conditions closely and is working proactively with its customers in an effort to collect or recover the maximum amounts possible. When management determines that repayment of an impaired loan is dependent solely on the liquidation of its collateral, management assesses the value of the collateral using independent appraisers, or through other market-based measures, and, if the loan's carrying amount is more than the value so determined, a valuation allowance is established, or a portion of the loan may be charged-off, such that the carrying amount of the loan does not exceed the fair value of the collateral. During 2009, the Company charged-off loans totaling $3,886,000, an increase of $2,220,000, or 133.3%, over the amount charged-off in 2008. For 2008, the Company charged off loans totaling $1,666,000, an increase of $1,374,000, or 471%, more than the 2007 amount. Recoveries of charge-offs were not significant in either 2009 or 2008.

See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Other income for 2009 was $2,718,000, an increase of $223,000, or 8.9%, over the 2008 amount. Mortgage brokerage income increased by $152,000 over the prior year amount due to increased activity. For these lending transactions, the Bank contracts with an unrelated financial institution to provide certain services as the other bank's agent. The Bank takes the borrower's application, obtains the credit report and other supporting documentation and forwards them to the other institution which makes the credit decision and funds any resulting loan. During 2009, gains on the sale of investment securities were $90,000 compared with losses of $3,000 in 2008.

Other income for 2008 increased by $289,000 over the 2007 amount. Due to increased usage, debit card transaction fees increased by $94,000. The value of life insurance contracts increased by $267,000 over the 2007 amounts. Decreases were noted in credit life insurance commissions, mortgage brokerage income and other income. These categories of other income have been in a declining trend. Net losses of $3,000 were incurred on the sales of investments.

Other Expenses

2009 Compared with 2008

Noninterest expense for 2009 totaled $9,249,000 compared with $8,067,000 for 2008. FDIC insurance assessments increased by $523,000, salaries and employee benefits increased by $394,000, professional services expenses increased by $99,000, and expenses related to foreclosed assets increased by $124,000.

FDIC insurance expenses increased because the FDIC is required to maintain its reserves at specified levels relative to insured deposits. When those reserve levels are not maintained, the FDIC must increase the assessments charged to insured depository institutions in order to replenish the reserves. During 2009, the FDIC increased the amount of its base assessment and imposed a special assessment, both of which produced immediate and substantial increases in the amounts of deposit insurance expense. In addition, at the end of 2009, the FDIC required insured institutions to prepay an estimate of their insurance assessments that would have been payable for the next three years. While not currently included in expenses, the prepaid assessment amount eliminated the Bank's ability to earn interest income on those funds.

Salaries and employee benefits increased due to normal salary increases granted from time to time and because additional and some pre-existing personnel were given additional responsibilities to provide oversight and loss-mitigation measures related to nonaccrual and other problem loans. Weakness in the local economy and the resulting deterioration in the Bank's credit quality metrics have required the Bank's management to employ relatively more resources to manage loans and related customer relationships, including obtaining and analyzing updated financial information, visiting and interviewing customers, and interpreting economic and other data about various aspects of the local market areas. To offset some of the effects of those efforts, however, management has allowed some vacant positions to remain unfilled, such that the number of full-time equivalent employees was reduced to 82 as of December 31, 2009, compared with 91 as of December 31, 2008.

Expenses for professional services and expenses related to foreclosed assets both increased due to higher levels of such activities. Twenty-five loans totaling $6,382,000 were transferred to foreclosed assets during 2009, compared with $706,000 transferred in 2008.

Management expects expenses related to problem loan management, foreclosed properties, and professional services will continue to be higher than normal until there is a significant turn-around in economic activity at the local level. Likewise, expenses related to deposit insurance are not expected to decrease in the foreseeable future.

2008 Compared with 2007

Noninterest expense for 2008 totaled $8,067,000, an increase of $935,000, or 13.1%, over the amount for 2007. Salaries and employee benefits increased by $416,000, or 10.1%, over the 2007 amount due to an increase of $219,000 in salaries and wages, an increase of $139,000 for employee insurance benefits expenses, and a $48,000 increase in deferred compensation expenses. Net occupancy and furniture and equipment expenses increased by $70,000 due to increased expenses for real estate taxes, utilities, and building depreciation and maintenance. Transaction expenses related to debit card services increased in 2008 to $373,000, or $96,000 more than for 2007 due to higher transaction volumes. Expenses for FDIC deposit insurance in 2008 increased by $151,000 over the 2007 amount. Other expenses for 2008 were $202,000 more than the 2007 amount primarily due to an increase of $107,000 in data processing expenses.

Income Taxes

Income tax expense for 2009 was $81,000, a decrease of $172,000 from the 2008 amount, primarily due to a decrease of $413,000 in income before income taxes. The effective income tax rates (income tax expense divided by income before income taxes) were 6.9% for 2009, 15.9% for 2008 and 31.0% for 2007. For 2009 and 2008, income from tax-exempt investment securities and nontaxable increases in the value of life insurance contracts were approximately 100% and 76% of income before income taxes, respectively.

Income tax expense for 2008 fell by $1,244,000 from the 2007 amount, due to the $3,233,000 decrease in income before income taxes.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

Securities Portfolio Composition

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Available-for-sale			
Mortgage-backed securities issued by US Government agencies	$ 1,475	$ 1,829	$ -
Government-sponsored enterprises (GSEs)	72,303	63,981	56,545
Mortgage-backed securities issued by GSEs	48,362	41,357	22,193
State, county and municipal	19,570	19,469	20,288
Total available-for-sale	141,710	126,636	99,026
Held-to-maturity			
Mortgage-backed securities issued by GSEs	9,024	11,910	5,663
Total securities	$ 150,734	$ 138,546	$ 104,689

The following table presents maturities and weighted average yields of securities at December 31, 2009. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2009									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Mortgage-backed securities issued by US Government agencies (1)	$ -	0.00%	$ -	0.00%	$ 1,475	4.23%	$ -	0.00%	$ 1,475	4.23%
Government-sponsored enterprises (GSEs)	1,520	3.44%	10,032	2.81%	25,889	3.80%	34,862	3.54%	72,303	3.53%
Mortgage-backed securities issued by GSEs (1)	2,465	3.44%	3,303	3.83%	16,136	4.11%	35,482	4.53%	57,386	4.32%
State, county and municipal	301	4.09%	1,000	3.87%	2,655	4.10%	15,614	4.09%	19,570	4.08%
Total	$ 4,286	3.49%	$ 14,335	3.12%	$ 46,155	3.94%	$ 85,958	4.05%	$ 150,734	3.91%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Evidencing the quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations, and states and other political subdivisions, and may used as collateral to secure borrowings from the Federal Reserve Bank's Discount Window. As of December 31, 2009, securities with a carrying value of $59,482,000 were pledged to secure public deposits.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2009, the Company realized net gains of $90,000 on the sales of securities. During 2008, the Company realized net losses of $3,000 on such sales. During 2007, the Company realized no gains or losses on sales of investment securities. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2007 through 2009.

The investment portfolio increased by $12,188,000 in 2009 from the 2008 year-end amount. The Company invested significant amounts in mortgage-backed securities issued by GSEs and other GSE securities, increasing these categories by $12,441,000 over the prior year amounts. Yields associated with these securities at the time of their purchase were generally superior to yields available for other categories of securities with similar expected lives and the Company's management believed that, because these types of securities are held worldwide, there was no more than a remote probability that the U.S. Government would fail to provide a commitment to repay these obligations.

The overall yield on investment securities held as of December 31, 2009 was 3.91%, compared with 4.79% as of December 31, 2008 and 4.44% as of December 31, 2007.

All mortgage-backed securities held by the Company in 2009 and 2008 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area, and a substantial portion of the loan portfolio is secured by local real estate.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

			December 31,		
	2009	2008	2007	2006	2005
			(Dollars in thousands)		
Commercial, financial and industrial					
Commercial and industrial	$ 21,511	$ 21,372	$ 22,042	$ 22,268	$ 20,873
Purchasing or carrying securities	1,598	1,815	1,823	2,000	2,136
Real estate - construction	29,439	30,451	2,201	1,982	674
Real estate - mortgage					
1-4 family residential	108,293	109,153	131,944	98,708	72,774
Multifamily (5 or more) residential	2,899	66	2,421	1,900	1,229
Nonfarm, nonresidential	73,282	73,450	50,833	47,337	46,544
Consumer installment					
Credit card and checking credit	1,643	1,517	1,407	1,334	1,148
Other	28,583	32,589	31,460	27,437	23,940
Total loans	$ 267,248	$ 270,413	$ 244,131	$ 202,966	$ 169,318

Percentage Loan Portfolio Composition

			December 31,		
	2009	2008	2007	2006	2005
Commercial, financial and industrial					
Commercial and industrial	8.0%	7.9%	9.0%	11.0%	12.3%
Purchasing or carrying securities	0.6%	0.7%	0.8%	1.0%	1.3%
Real estate - construction	11.0%	11.2%	0.9%	1.0%	0.4%
Real estate - mortgage					
1-4 family residential	40.5%	40.4%	54.0%	48.6%	43.0%
Multifamily (5 or more) residential	1.1%	0.0%	1.0%	0.9%	0.7%
Nonfarm, nonresidential	27.5%	27.2%	20.8%	23.3%	27.5%
Consumer installment					
Credit card and checking credit	0.6%	0.6%	0.6%	0.7%	0.7%
Other	10.7%	12.0%	12.9%	13.5%	14.1%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans decreased by $3,165,000, or 1.2%, during 2009, after growing $26,282,000, or 10.8%, during 2008. The decrease in 2009 was attributable primarily to management's decision to devote the majority of its attention and efforts toward increased oversight, loss mitigation and collection of loans made previously. Overall, there were no large changes in any particular categories of loans during 2009. The ratio of total loans to total deposits at the end of 2009 was 61.2%

compared with 65.0% at December 31, 2008. During 2008, the Company changed the way it categorizes loans, including the 1-4 family residential sub-category of the Real estate - mortgage grouping, the Real estate - construction category, and the non-farm, non-residential loan category. Accordingly, the categories shown for 2008 are not in all cases directly comparable to amounts reported in previous years.

Commercial and industrial loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2009, commercial and industrial loans increased by $139,000, or 0.7%, compared with a decrease of $670,000, or 3.0%, during 2008. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) decreased by $168,000, or .2%, in 2008 compared with an increase of $22,617,000, or 44.5%, in 2008. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages, excluding construction loans, comprised approximately 69% and 68% of the Company's loan portfolio at the end of 2009 and 2008, respectively. Real estate mortgage loans of all types totaled $184,474,000 at the end of 2009 and $182,669,000 at the end of 2008. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, nor does it originate loans with high loan-to-value ratios without requiring the purchaser to obtain private mortgage insurance. The Company also does not originate loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Real estate values in the Company's market areas, particularly residential real properties, began to show some signs of weakness beginning in the first quarter of 2008 and have deteriorated further since that time. The deterioration in the local real estate market was slow at first and accelerated during the third and fourth quarters of 2008 and throughout 2009. Higher foreclosure rates, increasing unemployment and other factors resulted in lower demand for housing and have driven down property values. The decline in property values does not directly cause defaults by borrowers other than home builders, but it does reduce the likelihood that either the defaulting borrower or the foreclosing bank will receive enough from the sale of the property to repay the loan in full.

National political and industry leaders recently have been working to encourage private-sector programs whereby lenders and mortgage servicers would be able to work with distressed borrowers to prevent a glut of foreclosures. By reworking loan terms, including eliminating or reducing to a manageable level the payment shock that often results when certain adjustable-rate loans "reset," it may be possible for borrowers to continue making monthly payments and remain in their homes. In addition, the Federal Reserve recently has maintained interest rates at low levels to provide stimulus to the national economy.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2009, as well as the type of interest requirement on such loans.

	December 31, 2009			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 10,398	$ 12,286	$ 425	$ 23,109
Real estate - construction	20,121	6,478	2,840	29,439
Real estate - mortgage	37,615	96,071	50,788	184,474
Consumer installment	8,381	19,522	2,323	30,226
Total loans	$ 76,515	$ 134,357	$ 56,376	$ 267,248
Maturity greater than one year:				
Predetermined rate				$ 139,530
Variable rate				$ 51,203

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. Other impaired loans are loans that management has identified as impaired through the Company's internal loan review process based on other criteria, including the borrowers' deteriorated financial condition, lower collateral values associated with loans that are collateral dependent, and other specific factors. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Impaired Loans

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonaccrual loans	$ 13,870	$ 11,799	$ 625	$ 50	$ 900
Accruing loans 90 days or more past due	-	-	-	-	5
Other	3,478	-	-	-	-
Total	$ 17,348	$ 11,799	$ 625	$ 50	$ 905
Percent of total loans	6.5%	4.4%	0.3%	0.0%	0.5%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms for 2009 approximated $781,000. The amount of such income for 2008 was approximately $821,000 and, for prior years, such amounts were immaterial. The amount of interest income on nonaccrual loans that was included in interest income for 2009 was $72,000, compared with $480,000 for 2008. For prior years, the amounts of such income were not material.

As of December 31, 2009, nonaccrual loans totaling $12,624,000, or 91% of such loans, were secured by real estate.

As of December 31, 2009, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2009 determined by management to be potential problem loans was $7,305,000, an increase of $395,000 from the $6,910,000 of such loans as of December 31, 2008. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents the dollar amounts and percentages of potential problem loans secured by various types of collateral. The realizable value of the collateral in any given case may be less than the amount due on the loan.

	December 31, 2009	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 6,128	83.9%
Vehicles	583	8.0%
Mobile homes	17	0.2%
Other	420	5.8%
Unsecured	157	2.1%
Total	$ 7,305	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 267,248	$ 270,413	$ 244,131	$ 202,966	$ 169,318
Average amount of loans outstanding	272,330	259,055	224,353	184,032	164,243
Balance of allowance for loan losses - beginning	$ 5,475	$ 2,574	$ 2,242	$ 2,266	$ 2,240
Loans charged off					
Commercial and industrial	846	652	88	13	-
Real estate - mortgage	1,866	667	13	6	61
Consumer installment	1,174	347	191	115	242
Total charge-offs	3,886	1,666	292	134	303
Recoveries of loans previously charged off					
Commercial and industrial	6	5	-	-	-
Real estate - mortgage	-	-	-	31	10
Consumer installment	102	12	30	14	69
Total recoveries	108	17	30	45	79
Net charge-offs	3,778	1,649	262	89	224
Additions to allowance charged to expense	4,355	4,550	594	65	250
Balance of allowance for loan losses - ending	$ 6,052	$ 5,475	$ 2,574	$ 2,242	$ 2,266
Ratios					
Net charge-offs to average loans	1.39%	0.64%	0.12%	0.05%	0.14%
Net charge-offs to loans at end of period	1.41%	0.61%	0.11%	0.04%	0.13%
Allowance for loan losses to average loans	2.22%	2.11%	1.15%	1.22%	1.38%
Allowance for loan losses to loans at end of period	2.26%	2.02%	1.05%	1.10%	1.34%
Net charge-offs to allowance for loan losses	62.43%	30.12%	10.18%	3.97%	9.89%
Net charge-offs to provision for loan losses	86.75%	36.24%	44.11%	136.92%	89.60%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2009, 2008 and 2007, are summarized below:

Average Deposits

	Years Ended December 31,					
	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 44,243	10.4%	$ 41,173	10.7%	$ 40,099	12.0%
Interest bearing transaction accounts	54,202	12.8%	57,416	15.0%	57,117	17.1%
Savings	21,093	5.0%	25,181	6.6%	25,042	7.5%
Time deposits $100M and over	131,115	31.0%	111,780	29.1%	85,815	25.6%
Other time deposits	173,047	40.8%	148,295	38.6%	126,588	37.8%
Total deposits	$423,700	100.0%	$383,845	100.0%	$334,661	100.0%

As of December 31, 2009, there were $128,914,000 in time deposits of $100,000 or more. Approximately $30,398,000 mature within three months, $15,414,000 mature over three through six months, $50,154,000 mature over six through twelve months and $32,948,000 mature after one year. The amount of such deposits maturing after one year increased significantly from the amount as of December 31, 2008 because the rates paid for longer-term deposits are more attractive than are the rates currently offered for short-term deposits. The FDIC's deposit insurance coverage limit was increased to $250,000 per account owner for all deposit accounts at all insured financial institutions through December 31, 2013. On January 1, 2014, deposit insurance coverage will revert to $100,000 per depositor, except for certain retirement accounts which will continue to be insured up to $250,000 per depositor. The Bank participated in the FDIC's initial Temporary Liquidity Guarantee Program (the "TLGP") for deposits which provided an unlimited amount of deposit insurance for certain noninterest-bearing transaction accounts through December 31, 2009. Even though the Bank decided not to participate in the optional extended period for the TLGP, the temporary maximum regular FDIC insurance of $250,000 remains in effect for all of the Bank's deposit accounts. As of December 31, 2009, approximately $24,365,000 of time deposits of $100,000 or more represented deposits of local governmental entities compared with $33,380,000 at the end of 2008. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company has never purchased brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per common share divided by net income per common share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2009	2008	2007
Return on assets	0.23%	0.31%	0.88%
Return on equity	2.64%	3.38%	9.46%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.68%	9.12%	9.31%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 61.0% of average total assets during 2009 compared with 62.6% during 2008. Deposits of several local governmental entities comprised approximately 12% and 14% of total deposits at the end of 2009 and 2008, respectively. Because of the potentially volatile nature of this funding source, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2009, the Bank had borrowed $8,000,000 from the FHLB and was eligible to borrow up to an additional $15,147,000. Such borrowings may be secured by a lien on its investment in FHLB stock, the Bank's unencumbered holdings of securities issued by the FHLB, and certain first mortgage residential loans held. The amount of eligible mortgage-related collateral instruments remaining available as of December 31, 2009 to secure any additional FHLB borrowings totaled approximately $8,722,000. The amount of the Bank's unencumbered investment securities issued by the FHLB was approximately $10,385,000 as of December 31, 2009. The Bank has no available short-term lines of credit to purchase federal funds from unrelated correspondent institutions.

The Bank has been approved by the Federal Reserve Bank ("FRB") to have immediate access to the FRB's Discount Window. Access to this facility allows the Bank to obtain funds on short notice by pledging eligible securities to the FRB to secure amounts borrowed. The Bank obtained access to this facility to diversify and strengthen the financial position of available funding sources.

Asset liquidity is provided from several sources, including amounts due from banks, securities available-for-sale and funds available from maturing loans and paydowns of mortgage-backed securities.

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. Any of the Bank's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($1,101,000 at December 31, 2009) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2009, 2008 and 2007, the Company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the Company are also restricted.

Management believes that, by offering attractive interest rates for deposits and by providing outstanding customer service, the Company and the Bank will continue to be able to obtain sufficient funds to meet their operating needs in the local marketplace.

Capital Resources

Shareholders' equity increased by $4,890,000 and $2,017,000 during 2009 and 2008, respectively. During 2009, net income increased shareholders' equity by $1,101,000, exercises of stock options added $486,000, the issuance of preferred stock provided an increase of $3,125,000 and repurchases of common stock decreased shareholders' equity by $80,000. Other comprehensive income, consisting of the change in unrealized holding gains and losses on available-for-sale securities adjusted for the effects of realized losses, net of deferred tax effects, increased shareholders' equity by $261,000 and cash paid in lieu of issuing fractional shares in conjunction with the 5% stock dividend declared in 2009 resulted in a $3,000 decrease. During 2008, net income increased shareholders' equity by $1,342,000 and the exercise of stock options and related income tax benefits resulted in increases totaling $431,000. Other comprehensive income or loss, consisting of the change in unrealized holding gains and losses on available-for-sale securities adjusted for the effects of realized losses, net of deferred tax effects, increased shareholders' equity by $247,000. Approximately $3,000 was payable in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2008.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2009 and 2008, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum capital ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 48,127	15.5%	$ 24,769	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,230	14.3%	$ 12,385	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,230	9.3%	$ 18,991	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 42,709	14.0%	$ 24,461	8.0%	$ 30,577	10.0%
Tier 1 Capital to risk weighted assets	$ 38,859	12.7%	$ 12,231	4.0%	$ 18,346	6.0%
Tier 1 Capital to average assets (leverage)	$ 38,859	8.2%	$ 18,985	4.0%	$ 23,732	5.0%
December 31, 2008						
The Company						
Total Capital to risk weighted assets	$ 43,470	14.1%	$ 24,633	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 39,601	12.9%	$ 12,317	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 39,601	8.8%	$ 18,010	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 41,513	13.5%	$ 24,622	8.0%	$ 30,777	10.0%
Tier 1 Capital to risk weighted assets	$ 37,646	12.2%	$ 12,311	4.0%	$ 18,466	6.0%
Tier 1 Capital to average assets (leverage)	$ 37,646	8.4%	$ 18,004	4.0%	$ 22,505	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Loan commitments	$ 28,527	$ 30,486
Standby letters of credit	873	915

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The Bank obtained the required regulatory approval to purchase land on which it plans to construct a new banking office building in Powdersville, South Carolina. The Bank has not yet applied for regulatory approval to open that office and no budgets or timetables for construction have yet been made.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Short-Term Borrowings

The Company did not have any material short-term borrowings outstanding at any time during 2009.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance the committee's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual impaired loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these impaired loans are assigned internal risk grades of management attention, special mention, substandard or doubtful. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm.

During 2009, higher foreclosures rates resulted in the transfer of approximately $6,382,000 of loans to foreclosed assets. Additionally, because the performance of some other loans deteriorated, the amounts of nonaccrual loans as of December 31, 2009 were $2,071,000 more than the amount of such loans as of December 31, 2008. Because the amounts of problem loans increased significantly during 2009 and 2008, and because individual borrowers' circumstances were increasingly sensitive to events beyond their control, management revamped its process for estimating the allowance for loan losses, including providing more frequent independent loan-by-loan analysis of impaired loans and a more robust procedure for analyzing and estimating losses associated with other loans. Management's response to the deteriorated performance of the Company's loans has led it to devote significantly more resources to the processes of problem loan identification, management and work-out. The current national and local economic environments, including high unemployment and depressed real estate values, are expected to continue to result in the occurrence of loan losses and the need for abnormally high provisions and allowances for loan losses for the near term. However, because the Bank historically has been relatively conservative in its lending policies and practices, management believes that the Company is well-positioned to withstand these problems absent further significant economic deterioration in the Company's markets. Generally accepted accounting principles require that the Company's allowance for loan losses reflect only losses incurred as of each balance sheet date. Consequently, as new information is obtained, it is probable that additional provisions for loan losses will be required.

During 2008, an environment of economic slowdown and uncertainty, rising unemployment, increasing inventories of unsold housing units (including new construction, owner-occupied resale properties, and properties foreclosed or otherwise acquired by lenders), falling real estate values, a declining stock market, and other negative factors led to higher levels of impaired and potential problem loans. Problems which previously were confined in large part to other areas of the country became local problems. Management estimates that local real estate values decreased by at least 25% during 2008. Consequently, some loans that were appropriately margined at inception were no longer fully secured. In addition, completed residential units required a longer marketing period, fewer borrowers qualified for loans due to tightening of underwriting standards, and many of those who might have been able to find financing chose not to purchase a new home. Speculative activity in real properties also decreased significantly.

During the fourth quarter of 2008, approximately $8,494,000 of loans were transferred to nonaccrual status. Of those loans, $5,949,000 represented loans secured by owner-occupied residential properties, $1,755,000 represented loans for construction and land development, and $643,000 represented loans secured by commercial real estate. Of the remaining amount, $80,000 represented a few small-balance consumer loans, and the remaining $67,000 was composed primarily of loans for commercial vehicles. As of the end of 2008, impaired loans increased to $11,799,000 compared with $625,000 one year earlier, representing an increase of $11,174,000. Potential problem loans were $6,910,000 as of the end of 2008 compared with $3,088,000 as of the end of 2007 and $3,176,000 at the end of 2006. The values of real estate and vehicles which serve as collateral for many of the loans recognized as impaired and potential problem loans in prior years helped keep charge-offs relatively low considering the total credit exposures present in those loans. However, circumstances at the end of 2008 indicate that, in most cases, the values of such items may have been significantly reduced.

The provision for loan losses charged to expense increased in 2008 to $4,550,000 compared with $594,000 for 2007 and $65,000 in 2006. The allowance for loan losses at the end of 2008 was $5,475,000, an increase of $2,901,000 from the allowance of $2,574,000 as of the end of 2007.

A significant increase in the amount of loans outstanding during 2007, higher amounts of net charge-offs, heightened uncertainty about the degree of protection available to the Bank from residential properties taken as collateral due to the negative pressure on property values stemming from the mortgage lending crisis, higher levels of nonaccrual loans and only a slight reduction in potential problem loans were factors leading to the increase in the provision for loan losses in 2007. Although the Company uses conservative underwriting standards, including adhering to prudent loan-to-value ratios, the values of properties taken as collateral generally are determined by appraisal processes that rely, in part, on other recent local transactions as an indicator of value.

Higher levels of loans collateralized by mortgages on real estate, lower amounts of nonperforming loans, and a significantly lower incidence in loan charge-offs in 2006 contributed to the decrease in the 2006 provision for loan losses as compared with 2005. During this period of time, the Company's loan portfolio increasingly was collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, was believed to offer the Company substantial protection from ultimately incurring losses in the event that foreclosure and liquidation of the collateral occurred, though there could be no assurances to that effect.

The $250,000 provision for loan losses in 2005 resulted primarily from increases in potential problem loans, the $11,543,000 growth of the loan portfolio, and was influenced by lower net charge-offs that reflected both a reduced level of charge-offs and higher recoveries of amounts previously charged against the allowance. Net charge-offs to average loans in 2005 was, however, substantially lower than the trailing four-year average of that measure.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. A significant or prolonged downturn in national and local economic and business conditions, such as the one that has continued over the past two years, could further erode the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Effective for periods on or after September 15, 2009, references to generally accepted accounting principals ("GAAP") issued by the Financial Accounting Standards Board ("FASB") in these footnotes are to the FASB Accounting Standards Codification, which is sometimes referred to as the "Codification" or "ASC." The Codification does not change how the Company accounts for its transactions or the nature of related disclosures made. However, when referring to GAAP, the Company refers to topics in the ASC. References to GAAP have been updated to reflect the location of the guidance in the Codification. Other acronyms used in the following discussion include "SFAS" or Statement of Financial Accounting Standards, "FAS" or Financial Accounting Standard (a variant of SFAS), "FSP" or FASB Staff Position, "EITF" or Emerging Issues Task Force", and "APB" or Accounting Principles Board (an authoritative body that promulgated GAAP prior to the establishment of the FASB).

The Transfers and Servicing Topic was updated (formerly SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140") to remove the concept of a qualifying special-purpose entity from the Topic and removes the exception from applying the Consolidations Topic (formerly FASB Interpretation No. 46R). The objective in issuing this update is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This update must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company has no interests in any entities that were formerly qualifying special-purpose entities. Therefore, the impact of adoption was not material.

The Consolidations Topic was amended (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)") to improve financial reporting by enterprises involved with variable interest entities. The amendment addresses (1) the effects on certain provisions of the Topic as they relate to the elimination of the qualifying special-purpose entity concept in the Transfers and Servicing Topic and (2) constituent concerns about the application of certain key provisions of the Topic including those in which the accounting and disclosures under the Topic do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This amendment is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company has no interests in any variable-interest entities. Therefore, the impact of adoption was not material.

The Fair Value Measurements and Disclosure – Overall Topic has been amended for interim and annual periods beginning after December 15, 2009 to require reporting entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. In addition, entities will be required to provide disclosures for each class of assets and liabilities, which will increase the level of detail beyond that of the individual balance sheet line item and, for measures that fall within either Level 2 or Level 3, entities will be required to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurement. Management has not yet determined how it will identify the appropriate classes of assets and liabilities. In addition, effective for interim and annual periods beginning after December 15, 2010, entities will be required by this update to present separately information about purchases, sales, issuances and settlements of items in the reconciliation for fair value measurements using Level 3 inputs. The new requirements are expected to provide a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs for fair value measurements. The effect of adopting these new disclosure requirements is not expected to result in any material change in the Company's financial condition or its results of operations.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer of the Bank, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2009 based on the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

J. W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
March 30, 2010

Consolidated Balance Sheets

Community First Bancorporation and Subsidiaries

	December 31, 2009	December 31, 2008
Assets		
Cash and due from banks (Note B)	$ 1,462,535	$ 9,204,306
Interest bearing deposits due from banks	46,020,551	12,969,193
Federal funds sold	-	18,793,000
Cash and cash equivalents	47,483,086	40,966,499
Securities available-for-sale (Note C)	141,710,113	126,635,534
Securities held-to-maturity (fair value of $9,476,399 for 2009 and $12,238,445 for 2008) (Note C)	9,023,999	11,910,268
Federal Home Loan Bank stock, at cost	1,306,500	1,219,600
Loans (Note D)	267,248,148	270,413,317
Allowance for loan losses	(6,051,851)	(5,475,294)
Loans - net	261,196,297	264,938,023
Premises and equipment - net (Note E)	8,469,682	8,655,253
Accrued interest receivable	2,424,113	2,775,788
Bank-owned life insurance	9,289,415	8,482,802
Other assets	11,994,324	3,888,880
Total assets	$ 492,897,529	$ 469,472,647
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 47,066,775	$ 41,961,968
Interest bearing	389,580,956	374,153,215
Total deposits	436,647,731	416,115,183
Accrued interest payable	2,043,563	3,044,981
Long-term debt (Note H)	8,000,000	9,500,000
Other liabilities	1,387,924	884,860
Total liabilities	448,079,218	429,545,024
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Preferred Stock - Series A - non-voting 5% cumulative - $1,000 per share liquidation preference; 5,000 shares authorized; issued and outstanding - 3,150 shares for 2009	3,126,215	-
Preferred Stock - no par value; 9,995,000 shares authorized; None issued and outstanding	-	-
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 3,782,415 for 2009 and 3,564,279 for 2008	38,922,623	37,084,462
Additional paid-in capital	747,621	747,621
Retained earnings	1,434,247	1,768,552
Accumulated other comprehensive income (loss)	587,605	326,988
Total shareholders' equity	44,818,311	39,927,623
Total liabilities and shareholders' equity	$ 492,897,529	$ 469,472,647

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2009	2008	2007
Interest income			
Loans, including fees	$ 16,517,132	$ 18,212,174	$ 17,600,104
Securities			
Taxable	5,568,337	4,807,778	3,890,240
Tax-exempt	811,052	833,677	816,428
Federal funds sold	2,649	632,265	1,208,738
Other	4,088	47,714	55,829
Interest bearing deposits due from banks	47,314	17,787	6,277
Total interest income	22,950,572	24,551,395	23,577,616
Interest expense			
Time deposits $100,000 and over	3,751,612	4,325,891	4,054,315
Other deposits	6,718,320	8,228,274	8,972,052
Short-term borrowings	47,195	11,051	-
Long-term debt	365,850	269,208	203,871
Total interest expense	10,882,977	12,834,424	13,230,238
Net interest income	12,067,595	11,716,971	10,347,378
Provision for loan losses (Note D)	4,355,000	4,550,000	594,000
Net interest income after provision	7,712,595	7,166,971	9,753,378
Other income			
Service charges on deposit accounts	1,406,988	1,478,495	1,473,469
Credit life insurance commissions	15,777	14,375	28,587
Mortgage brokerage income	178,347	26,646	33,203
Gain (loss) on sales of securities available-for-sale	90,076	(3,396)	-
Debit card transaction fees	542,282	473,265	378,671
Increase in value of life insurance contracts	368,765	375,012	107,784
Other income	115,780	130,885	184,685
Total other income	2,718,015	2,495,282	2,206,399
Other expenses (Notes J and L)			
Salaries and employee benefits	4,931,004	4,537,173	4,120,766
Net occupancy expense	511,944	514,488	432,852
Furniture and equipment expense	392,392	429,850	441,010
FDIC insurance expense	711,033	188,000	37,168
Debit card transaction expenses	409,740	373,382	276,993
Other expense	2,292,564	2,024,477	1,822,807
Total other expenses	9,248,677	8,067,370	7,131,596
Income before income taxes	1,181,933	1,594,883	4,828,181
Income tax expense (Note K)	81,219	252,385	1,497,469
Net income	1,100,714	1,342,498	3,330,712
Deductions for amounts not available to common shareholders:			
Dividends declared or accumulated on preferred stock	-	-	-
Net income available to common shareholders	$ 1,100,714	$ 1,342,498	$ 3,330,712
Per common share (Note I)			
Net income, basic	$ 0.29	$ 0.36	$ 0.92
Net income, assuming dilution	0.29	0.34	0.87

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Community First Bancorporation and Subsidiaries

	Shares of Common Stock	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2007	2,958,558	$ -	$ 30,061,392	$ 593,100	$ 3,284,692	$ (724,154)	$33,215,030
Comprehensive income:							
Net income	-	-	-	-	3,330,712	-	3,330,712
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $450,431	-	-	-	-	-	804,253	804,253
Total other comprehensive income (loss)	-	-	-	-	-	-	804,253
Total comprehensive income	-	-	-	-	-	-	4,134,965
Income tax benefits from exercises of non-qualified stock options in excess of amount previously provided	-	-	-	88,398	-	-	88,398
Declaration of 10% stock dividend distributed on January 15, 2008 and cash payment for fractional shares	295,470	-	4,469,444	-	(4,474,939)	-	(5,495)
Exercise of employee stock options	70,077	-	478,090	-	-	-	478,090
Balance, December 31, 2007	3,324,105	-	35,008,926	681,498	2,140,465	80,099	37,910,988
Comprehensive income:							
Net income	-	-	-	-	1,342,498	-	1,342,498
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $137,053	-	-	-	-	-	244,712	244,712
Reclassification adjustment, net of income tax effects of $1,219	-	-	-	-	-	2,177	2,177
Total other comprehensive income (loss)	-	-	-	-	-	-	246,889
Total comprehensive income	-	-	-	-	-	-	1,589,387
Income tax benefits from exercises of non-qualified stock options in excess of amount previously provided	-	-	-	66,123	-	-	66,123
Declaration of 5% stock dividend distributed on January 20, 2009 and cash payable for fractional shares	169,406	-	1,711,001	-	(1,714,411)	-	(3,410)
Exercise of employee stock options	70,768	-	364,535	-	-	-	364,535
Balance, December 31, 2008	3,564,279	-	37,084,462	747,621	1,768,552	326,988	39,927,623
Comprehensive income:							
Net income	-	-	-	-	1,100,714	-	1,100,714
Unrealized net holding gains on available-for-sale securities arising during the period, net of income tax effects of $178,299	-	-	-	-	-	318,356	318,356
Reclassification adjustment, net of income tax effects of $32,336	-	-	-	-	-	(57,739)	(57,739)
Total other comprehensive income (loss)	-	-	-	-	-	-	260,617
Total comprehensive income	-	-	-	-	-	-	1,361,331
Declaration of 5% stock dividend distributed on January 15, 2010 and cash payment for fractional shares	180,094	-	1,431,914	-	(1,435,019)	-	(3,105)
Net proceeds from issuing 3,150 shares of preferred stock (issuance costs of $23,785)	-	3,126,215	-	-	-	-	3,126,215
Exercise of employee stock options	45,532	-	486,232	-	-	-	486,232
Common stock repurchased and cancelled	(7,490)	-	(79,985)	-	-	-	(79,985)
Balance, December 31, 2009	3,782,415	$ 3,126,215	$ 38,922,623	$ 747,621	$ 1,434,247	$ 587,605	$44,818,311

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2009	2008	2007
Operating activities			
Net income	$ 1,100,714	$ 1,342,498	$ 3,330,712
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	4,355,000	4,550,000	594,000
Depreciation	391,764	416,971	399,456
Deferred income taxes	(206,887)	(956,973)	(266,418)
Amortization of net loan fees and costs	(138,490)	(179,539)	(225,117)
Securities accretion and premium amortization	845,582	75,087	53,843
(Gains) losses realized on sales of available-for-sale securities	(90,076)	3,396	-
Accretion of cash surrender value of life insurance	(368,765)	(375,012)	(107,784)
Loss (gain) on sale of foreclosed assets	290	6,000	(354)
Decrease (increase) in interest receivable	351,675	(246,633)	(347,583)
(Decrease) increase in interest payable	(1,001,418)	(434,588)	776,623
Increase in prepaid expenses and other assets	(2,673,045)	(273,766)	(506,041)
Increase (decrease) in other accrued expenses	20,277	56,209	(29,408)
Deferred compensation expense	486,197	434,116	386,446
Net cash provided by operating activities	3,072,818	4,417,766	4,058,375
Investing activities			
Purchases of available-for-sale securities	(133,699,046)	(84,156,840)	(25,224,140)
Maturities, calls and paydowns of available-for-sale securities	112,429,490	47,120,613	29,879,688
Proceeds of sales of available-for-sale securities	5,851,147	9,732,462	-
Purchases of securities held-to-maturity	-	(7,490,035)	-
Maturities, calls and paydowns of held-to-maturity securities	2,881,173	1,243,838	938,552
Purchases of Federal Home Loan Bank stock	(126,000)	(379,700)	-
Proceeds of redemptions of Federal Home Loan Bank stock	39,100	-	140,300
Net increase in loans made to customers	(6,856,415)	(28,457,229)	(41,202,385)
Purchases of premises and equipment	(206,193)	(450,699)	(1,083,499)
Proceeds from sale of foreclosed assets	1,276,094	34,000	14,589
Capitalized additions to other real estate owned	(266,228)	-	-
Proceeds from sale of real estate held for sale	-	-	36,449
Proceeds from redemptions of bank-owned life insurance	1,062,152	-	-
Purchases of bank-owned life insurance	(1,500,000)	(1,000,006)	(7,000,000)
Net cash used by investing activities	(19,114,726)	(63,803,596)	(43,500,446)
Financing activities			
Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts	3,581,980	2,485,387	(4,715,971)
Net increase in certificates of deposit and other time deposits	16,950,568	57,763,243	52,625,215
Net decrease in short-term borrowings	-	-	(4,500,000)
Proceeds of issuances of long-term debt	-	6,000,000	-
Repayment of long-term debt	(1,500,000)	(1,000,000)	(1,000,000)
Net proceeds from issuing preferred stock (issuance costs of $23,785)	3,126,215	-	-
Payment of cash in lieu of fractional shares for common stock dividend	(6,515)	-	(5,495)
Exercise of employee stock options	486,232	364,535	478,090
Common stock repurchased and cancelled	(79,985)	-	-
Excess tax benefits of exercises of stock options	-	66,123	88,398
Net cash provided by financing activities	22,558,495	65,679,288	42,970,237
Increase in cash and cash equivalents	6,516,587	6,293,458	3,528,166
Cash and cash equivalents, beginning	40,966,499	34,673,041	31,144,875
Cash and cash equivalents, ending	$ 47,483,086	$ 40,966,499	$ 34,673,041

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows - continued
Community First Bancorporation and Subsidiaries

	Years Ended December 31,		
	2009	2008	2007
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for			
Interest (net of amount capitalized)	$ 11,884,395	$ 13,269,012	$ 12,453,615
Income taxes	49,015	1,644,000	1,700,000
Noncash investing and financing activities			
Transfer of loans to foreclosed assets	6,381,631	706,000	-
Transfers from retained earnings to common stock in connection with stock dividends	1,431,914	1,711,001	4,469,444
Other comprehensive income	260,617	246,889	804,253
Cash payable in lieu of issuing fractional shares	-	3,410	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Community First Bancorporation and Subsidiaries

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their offices in Walhalla, Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

During 2009, the Company established a new subsidiary to hold and manage certain loans and real estate assets that were acquired from Community First Bank.

References to Accounting Standards – In September 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification™ (the "Codification" or "ASC") as the principal authoritative source of generally accepted accounting principles ("GAAP") to be applied in the preparation of financial statements in conformity with GAAP by nongovernmental entities. The Codification also acknowledges that rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Consequently, references to authoritative accounting pronouncements in these financial statements have been made using the new Codification. To facilitate comparison with prior-year financial statements, we may present both the reference under the previous system and/or the reference under the new Codification.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the parent company and its subsidiaries after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiaries are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk - Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in the Company's market areas. The Company and its bank subsidiary do not have any significant concentrations to any single industry or customer. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in the ASC.

Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that the Company has the positive intent and ability to hold until ultimate maturity are classified as held-to-maturity and are accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock - Federal Home Loan Bank stock is a restricted security and is carried at cost. Management periodically evaluates this stock for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income - Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans that individually have been evaluated under the Company's normal loan review process are carried in the balance sheet at either (1) the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan or (2) at a value not to exceed their observable market price or the fair value of the collateral if repayment of the loan is expected to be provided solely by the underlying collateral. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss has been incurred, the estimated amount of the loss is charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating losses incurred in the loan portfolio based on factors discussed below and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses which are deemed necessary due to the occurrence of new events or because more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the changes occur.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts, and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes consideration of general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's external credit reviewer, who is independent of the lending function.

The Company estimates losses related to off-balance-sheet credit exposures such as loan commitments, standby letters of credit, and unrecognized liabilities under recourse provisions related to certain mortgage loans that are originated by the Bank's personnel, but are funded by another financial institution, based on historical experience and by monitoring any large positions individually. When management determines that a loss on such a position has been incurred, a charge is made against earnings and a liability for off-balance-sheet positions is recorded.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets - Assets (primarily real estate and vehicles) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $6,077,475 and $706,000 as of December 31, 2009 and 2008, respectively.

Bank-owned Life Insurance – In accordance with applicable accounting standards, the Company presents the gross amounts of the liability to provide postretirement benefits and the cash surrender value of an endorsement split-dollar life insurance arrangement held to fund the benefit.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising - The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan - The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any other postretirement or postemployment benefits, except with respect to the Chief Executive Officer. In 2007, the Company's Board of Directors approved supplemental benefits for the Chief Executive Officer as more fully described in Note L.

Deferred Income Taxes - The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation - As of December 31, 2009, the Company has a stock-based employee compensation plan, which is described more fully in Note I. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)") "Share-Based Payment" (principally included in ASC Topics 718 and 505). Prior to adoption of SFAS 123(R), the Company accounted for its then existing plans under the recognition and measurement principles of former Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no stock-based employee compensation cost was reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

In 2006, the Company accelerated the vesting of all previously awarded and then-outstanding options such that all options were vested by December 31, 2006. This acceleration of vesting resulted in the recognition of pre-tax expenses of approximately $394,000 in 2006 that otherwise would have been recognized in 2007, 2008 and 2009.

No options were granted during 2009, 2008 or 2007. Accordingly, no option-related compensation expense was recognized in any of those periods.

Earnings Per Common Share - Basic net income per common share is calculated by dividing net income available to common shareholders by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per common share, assuming dilution, is calculated by dividing net income available to common shareholders by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity, and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2009 and 2008 were approximately $2,576,000 and $2,502,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
Mortgage-backed securities issued by US Government agencies	$ 1,426,107	$ 48,557	$ -	$ 1,474,664	$ 1,790,998	$ 37,439	$ -	$ 1,828,437
Government sponsored enterprises (GSEs)	71,995,104	643,235	335,397	$ 72,302,942	62,840,000	1,141,220	500	63,980,720
Mortgage-backed securities issued by GSEs	47,854,685	1,005,630	497,891	48,362,424	40,753,955	625,965	22,768	41,357,152
State, county and municipal	19,517,517	240,544	187,978	19,570,083	20,740,461	41,197	1,312,433	19,469,225
Total	$140,793,413	$1,937,966	$1,021,266	$141,710,113	$126,125,414	$ 1,845,821	$ 1,335,701	$126,635,534
Held-to-maturity								
Mortgage-backed securities issued by US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Government sponsored enterprises	-	-	-	-	-	-	-	-
Mortgage-backed securities issued by GSEs	9,023,999	452,400	-	9,476,399	11,910,268	328,177	-	12,238,445
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 9,023,999	$ 452,400	$ -	$ 9,476,399	$ 11,910,268	$ 328,177	$ -	$ 12,238,445

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2009			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Non-mortgage backed securities issued by GSEs and by state, county and municipal issuers				
Due within one year	$ 1,803,611	$ 1,820,951	$ -	$ -
Due after one through five years	11,009,470	11,031,579	-	-
Due after five through ten years	28,393,476	28,544,577	-	-
Due after ten years	50,306,064	50,475,918	-	-
	91,512,621	91,873,025	-	-
Mortgage-backed securities issued by:				
US Government agencies	1,426,107	1,474,664	-	-
GSEs	47,854,685	48,362,424	9,023,999	9,476,399
Total	$ 140,793,413	$ 141,710,113	$ 9,023,999	$ 9,476,399

The estimated fair values and gross unrealized losses of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2009 and 2008 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2009					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Government-sponsored enterprises (GSEs)	26,770,038	335,397	-	-	26,770,038	335,397
Mortgage-backed securities issued by GSEs	16,471,160	497,891	-	-	16,471,160	497,891
State, county and municipal securities	6,220,000	187,978	-	-	6,220,000	187,978
Total	$ 49,461,198	$ 1,021,266	$ -	$ -	$ 49,461,198	$ 1,021,266
Held-to-maturity						
GSEs	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -	$ -

	December 31, 2008					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
US Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Government-sponsored enterprises (GSEs)	999,500	500	-	-	999,500	500
Mortgage-backed securities issued by GSEs	2,512,864	5,247	2,980,894	17,521	5,493,758	22,768
State, county and municipal securities	15,629,399	1,243,371	814,554	69,062	16,443,953	1,312,433
Total	$ 19,141,763	$ 1,249,118	$ 3,795,448	$ 86,583	$ 22,937,211	$ 1,335,701
Held-to-maturity						
GSEs	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -	$ -

At December 31, 2009, 50 securities had been continuously in an unrealized loss position for less than 12 months and no securities had been continuously in an unrealized loss position for 12 months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses involve primarily securities issued by government-sponsored enterprises and state, county and municipal governments, none of the rated securities have been downgraded below investment grade, and there have been no failures by the issuers to remit their periodic interest payments as required. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that the Company has both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2009 and 2008.

The Company's subsidiary bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Company's subsidiary. The Company evaluates this security for impairment based on the probability of ultimate recoverability of the par value of the investment. No impairment has been recognized based on this evaluation.

During 2009, the Company sold three available-for-sale securities for gross proceeds of $5,851,147. Gross gains realized from these sales totaled $90,076 and there were no losses. During 2008, the Company sold sixteen available-for-sale securities for gross sales proceeds of $9,732,462. Gross realized gains and losses resulting from these sales totaled

$127,830 and $131,226, respectively. The Company did not sell any available-for-sale securities during 2007. There were no transfers of available-for-sale securities to other categories in 2009, 2008 or 2007.

At December 31, 2009 and 2008, securities with a carrying value of $59,481,883 and $64,130,700, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2009	2008
Commercial, financial and industrial	$ 23,108,861	$ 23,187,252
Real estate- construction	29,438,596	30,450,996
Real estate - mortgage	184,474,249	182,668,353
Consumer installment	30,226,442	34,106,716
Total	267,248,148	270,413,317
Allowance for loan losses	(6,051,851)	(5,475,294)
Loans - net	$ 261,196,297	$ 264,938,023

Net deferred loan fees of $290,444 and $405,584 were allocated to the various loan categories as of December 31, 2009 and 2008, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans, loans which are 90 days or more delinquent as to principal or interest payments, and other loans where, based on current information and events, it is probable that the Company will be unable to collect principal and interest payments according to the contractual terms of the loan agreements. A loan is not considered to be impaired, however, if any periods of delay or shortfalls of amounts expected to be collected are insignificant or if the Company expects that it will collect all amounts due including interest accrued at the contractual interest rate during the period of delay. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2009	2008
Investment in impaired loans		
Nonaccrual	$ 13,869,437	$ 11,798,654
Accruing 90 days and over past due	-	-
Other	3,478,239	-
Total	$ 17,347,676	$ 11,798,654
Average total investment in impaired loans during the year	$ 15,149,000	$ 4,712,000
Amount of impaired loans for which an allowance for loan losses is established under SFAS No. 114	8,660,112	11,296,779
Amount of impaired loans for which no allowance for loan losses is established under SFAS No. 114	8,687,564	501,875
Amount of allowance for loan losses related to impaired loans	2,844,014	1,603,493

For 2009, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $781,000 and the amount of such income actually collected and included in interest income was approximately $72,000. For 2008, the amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms was approximately $821,000 and the amount of interest income actually collected and included in interest income was approximately $480,000. Such amounts of interest income were immaterial to the consolidated financial statements for 2007. The average total investment in impaired loans during 2007 was $413,500. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2009.

As of December 31, 2009 and 2008, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2009	2008	2007
Balance at January 1	$ 5,475,294	$ 2,573,758	$ 2,241,947
Provision charged to expense	4,355,000	4,550,000	594,000
Recoveries	107,568	18,062	30,098
Charge-offs	(3,886,011)	(1,666,526)	(292,287)
Balance at December 31	$ 6,051,851	$ 5,475,294	$ 2,573,758

Certain officers and directors of the Company and its banking subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $8,534,488 and $8,916,120 at December 31, 2009 and 2008, respectively. During 2009, $462,487 of new loans were made and repayments totaled $844,119.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2009	2008
Land	$ 2,916,997	$ 2,916,997
Buildings and land improvements	5,702,858	5,617,252
Furniture and equipment	3,389,393	3,296,538
Total	12,009,248	11,830,787
Accumulated depreciation	3,539,566	3,175,534
Premises and equipment - net	$ 8,469,682	$ 8,655,253

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $391,764, $416,971, and $399,456, respectively.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,	
	2009	2008
Noninterest bearing demand	$ 47,066,775	$ 41,961,968
Interest bearing transaction accounts	50,575,875	54,800,195
Savings	27,560,647	24,859,154
Time deposits $100,000 and over	128,914,487	126,492,251
Other time deposits	182,529,947	168,001,615
Total deposits	$ 436,647,731	$ 416,115,183

As of December 31, 2009 and 2008, local governmental deposits comprised approximately 12% and 14% of total deposits, respectively. As of December 31, 2009 and 2008, $213,506 and $204,623, respectively, of overdrawn demand deposit balances have been reclassified as loans. As of December 31, 2009 and 2008, deposits of directors, officers and their related business interests totaled approximately $4,739,000 and $6,558,000, respectively.

At December 31, 2009, the scheduled maturities of time deposits are as follows:

Year	Amount
2010	$ 229,025,821
2011	79,166,600
2012	1,886,542
2013	1,295,834
2014	69,637
Thereafter	-

NOTE G – SHORT-TERM BORROWINGS

There were no short-term borrowings outstanding at December 31, 2009 and 2008.

As of December 31, 2009, the banking subsidiary had no short-term credit accommodation available from any unrelated bank to facilitate the purchase of federal funds.

The contractual maturities of long-term debt are as follows:

	December 31, 2009		
	Fixed Rate	Variable Rate	Total
Due to Federal Home Loan Bank:			
Due 2010, interest rate 3.834%	$ 1,500,000	$ -	$ 1,500,000
Due 2013, interest rate 3.7475% convertible to variable rate at lender's option on June 27, 2011	-	1,500,000	1,500,000
Due 2014, interest rate 3.9200% convertible to variable rate at lender's option on March 18, 2010	-	3,500,000	3,500,000
Due 2015, interest rate 3.9250% convertible to variable rate at lender's option on June 29, 2012	-	1,500,000	1,500,000
Total long-term debt	$ 1,500,000	$ 6,500,000	$ 8,000,000

The Company has pledged certain of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock (collectively, "qualifying collateral instruments") to secure its debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2009 was approximately $22,288,000. The qualifying collateral instruments required to secure the Company's long-term debt as of December 31, 2009 totaled approximately $13,566,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $15,147,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of qualifying collateral instruments remaining available as of December 31, 2009 to secure any additional FHLB borrowings totaled approximately $8,722,000. The Company also had unencumbered investment securities issued by the FHLB with carrying amounts totaling $10,423,000 which could be used to secure additional advances of up to $10,385,000.

The banking subsidiary also has access to the Federal Reserve Bank's discount window which would allow it to borrow approximately $90,948,000. Any such borrowings from the discount window are limited by the amount of unpledged eligible securities that could be used as collateral.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($1,213,877 at December 31, 2009) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis. The terms of the Company's outstanding preferred stock also restrict the Company's ability to pay cash dividends to holders of the common stock. See "Preferred Stock" below.

Stock Dividends - For stockholders of record on December 15, 2009, December 20, 2008 and December 20, 2007, the Company's Board of Directors declared stock dividends of 5%, 5% and 10%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2009 and 2008, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $587,605 and $326,988, respectively.

Preferred Stock – On January 27, 2009, the Company's shareholders approved revisions to its articles of incorporation authorizing the Company to issue up to 10,000,000 shares of preferred stock in one or more series with the preferences, limitations and relative rights of each series to be determined by the Company's Board of Directors before any such series is issued. The Company sought this authorization originally in anticipation of accepting funds from the Troubled Assets Relief Program. The Company applied for such funds, but, after receiving preliminary approval, ultimately withdrew its application and declined such funds due to continuing uncertainties, including restrictions on use of the funds and reporting requirements, among others. Subsequently, the Company offered to its directors up to 5,000 shares of Series A preferred stock, of which 3,150 shares were issued in exchange for proceeds of $3,126,215, net of issuance costs of $23,785. The preferred shares, which were issued on December 31, 2009, have a liquidation preference of $1,000 each. Dividends on these non-voting preferred shares accumulate at 5% per annum and, under the terms of the preferred stock, no cash dividends may be declared or become payable on common shares unless all of the accumulated preferred dividends have been paid.

Earnings per Common Share - Net income per common share and net income per common share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2009	2008	2007
Net income per common share, basic			
Numerator - net income available to common shareholders	$ 1,100,714	$ 1,342,498	$ 3,330,712
Denominator			
Weighted average common shares issued and outstanding	3,783,680	3,720,264	3,604,119
Net income per common share, basic	$ .29	$ .36	$ .92
Net income per common share, assuming dilution			
Numerator - net income available to common shareholders	$ 1,100,714	$ 1,342,498	$ 3,330,712
Denominator			
Weighted average common shares issued and outstanding	3,783,680	3,720,264	3,604,119
Effect of dilutive stock options	-	159,074	230,497
Total shares	3,783,680	3,879,338	3,834,616
Net income per common share, assuming dilution	$ .29	$ .34	$ .87

For the years ended December 31, 2009, 2008 and 2007, respectively, the number of anti-dilutive stock options excluded from the calculation of net income per common share, assuming dilution were 364,011, 97,179 and 97,179. If the market price of the Company's common stock increases sufficiently, such shares may be included in future calculations of earnings per common share, assuming dilution.

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2009 and 2008, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2009, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, Community First Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2009						
The Company						
Total Capital to risk weighted assets	$ 48,127	15.5%	$ 24,769	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 44,230	14.3%	$ 12,385	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 44,230	9.3%	$ 18,991	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 42,709	14.0%	$ 24,461	8.0%	$ 30,577	10.0%
Tier 1 Capital to risk weighted assets	$ 38,859	12.7%	$ 12,231	4.0%	$ 18,346	6.0%
Tier 1 Capital to average assets (leverage)	$ 38,859	8.2%	$ 18,985	4.0%	$ 23,732	5.0%
December 31, 2008						
The Company						
Total Capital to risk weighted assets	$ 43,470	14.1%	$ 24,633	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 39,601	12.9%	$ 12,317	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 39,601	8.8%	$ 18,010	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 41,513	13.5%	$ 24,622	8.0%	$ 30,777	10.0%
Tier 1 Capital to risk weighted assets	$ 37,646	12.2%	$ 12,311	4.0%	$ 18,466	6.0%
Tier 1 Capital to average assets (leverage)	$ 37,646	8.4%	$ 18,004	4.0%	$ 22,505	5.0%

Stock Options - In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 786,597 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options could be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 549,766 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Both the 1998 Stock Option Plan and the 1989 Stock Option Plan have now terminated. Although some options granted under the 1998 Plan can still be exercised, no further options may be granted. All options outstanding under the 1989 Plan have expired. For all stock options ever granted under the two plans, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, and vesting of options accelerates upon a change in control of the Company, in accordance with the provisions of the 1998 Plan.

During 2006, the Company's Board of Directors accelerated the vesting of all other previously awarded and outstanding options such that all options were vested by December 31, 2006. The acceleration of the options' vesting resulted in the recognition of pre-tax expenses of approximately $394,000 in 2006 that would otherwise have been recognized in 2007, 2008 and 2009.

Transactions under the plans during 2009 are summarized as follows:

	Year Ended December 31, 2009			
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(Dollars in thousands, except per share)			
Outstanding at beginning of year	418,227	$ 11.60		
Granted	-	-		
Exercised	(47,805)	10.17		
Forfeited or expired	(6,411)	10.17		
Outstanding at end of year	364,011	$ 11.82	3.34	$ -
Options outstanding and expected to vest	364,011	$ 11.82	3.34	$ -
Options exercisable at year-end	364,011	$ 11.82	3.34	$ -

Numbers of shares and exercise prices have been adjusted in the table above for a 5% stock dividend effective December 15, 2009.

The aggregate intrinsic value of a stock option in the table above represents the pre-tax intrinsic value (the amount, if any, by which the current fair value of the underlying stock exceeds the amount required to exercise the options) that would have been received by the option holder had all option holders exercised their options on December 31, 2009. At that date, the exercise prices of all of the Company's outstanding options exceeded the fair value of the Company's stock.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2009	2008	2007
Salaries and employee benefits	$ 4,931,004	$ 4,537,173	$ 4,120,766
Net occupancy expense	511,944	514,488	432,852
Furniture and equipment expense	392,392	429,850	441,010
FDIC insurance expense	711,033	188,000	37,168
Debit card transaction expense	409,740	373,382	276,993
Other expense			
Stationery, printing and postage	314,351	328,126	286,382
Telephone	188,867	176,972	152,656
Advertising and promotion	155,337	129,327	118,565
Professional services	389,760	290,528	284,907
Insurance	48,056	57,384	73,991
Directors' compensation	133,401	115,400	94,400
Foreclosed assets costs and expenses, net	131,613	8,306	3,142
Data processing expenses	436,364	357,561	250,728
Other	494,815	560,873	558,036
Total	$ 9,248,677	$ 8,067,370	$ 7,131,596

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2009	2008	2007
Current			
Federal	$ 233,481	$ 1,146,790	$ 1,613,312
State	54,625	62,568	150,575
Total current	288,106	1,209,358	1,763,887
Deferred			
Federal	(206,887)	(956,973)	(266,418)
Total income tax expense	$ 81,219	$ 252,385	$ 1,497,469

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2009	2008	2007
Provision for loan losses	$ 21,363	$ (892,982)	$ (109,564)
Accelerated depreciation	9,783	87,063	(5,049)
Deferred net loan costs and fees	38,019	(7,710)	(24,201)
Deferred compensation expense	(160,544)	(143,344)	(127,604)
Disallowed charitable contribution carryforward	(4,415)	-	-
Alternative minimum tax credit carryforward	(111,093)	-	-
Total	$ (206,887)	$ (956,973)	$ (266,418)

Income before income taxes presented in the consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2009	2008	2007
Tax expense at statutory rate	$ 401,857	$ 542,260	$ 1,641,582
State income tax, net of federal income tax benefit	36,053	41,295	99,380
Tax-exempt interest income	(274,727)	(282,276)	(276,416)
Non-deductible interest expense to carry tax-exempt instruments	30,394	41,195	46,616
Non-taxable increase in value of life insurance contracts	(125,380)	(127,504)	(36,647)
Other, net	13,022	37,415	22,954
Total	$ 81,219	$ 252,385	$ 1,497,469

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,	
	2009	2008
Deferred tax assets		
Allowance for loan losses	$ 1,574,241	$ 1,595,604
Deferred net loan fees	95,905	133,924
Non-qualified stock options	96,088	96,088
Deferred compensation	431,492	270,948
Disallowed charitable contributions	4,415	-
Alternative minimum tax credit carryforward	111,093	-
Gross deferred tax assets	2,313,234	2,096,564
Valuation allowance	-	-
Total	2,313,234	2,096,564
Deferred tax liabilities		
Accelerated depreciation	292,257	282,474
Unrealized net holding gains on available-for-sale securities	329,095	183,132
Gross deferred tax liabilities	621,352	465,606
Net deferred income tax assets	$ 1,691,882	$ 1,630,958

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2009, 2008 and 2007, $145,963, $138,272 and $450,431, respectively, was charged to other comprehensive income or loss, respectively. In 2009, 2008 and 2007, $206,887, $956,973 and $266,418, respectively, was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2009 and 2008 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

As of December 31, 2009 and 2008, the Company had no tax benefits disallowed under ASC 740-10-25-5 through 17 (formerly the provisions of FASB Interpretation 48 "Accounting for Uncertainty in Income Taxes"). A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax benefits that do meet the "more likely than not" criterion, no tax benefit is recorded.

The Company and its subsidiaries are subject to US federal income tax as well as income tax of the State of South Carolina. The Company is no longer subject to examination by these taxing authorities for years before 2006 for federal and state income tax.

The Company recognizes interest and penalties related to income tax matters as interest expense and other noninterest expense, respectively.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2009, 2008 and 2007 totaled $69,572, $73,039 and $84,941 respectively.

In 2007, the Company's Board of Directors approved certain supplemental benefits for the Chief Executive Officer. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, life insurance contracts owned by the Bank provide informal, indirect funding for those benefits. The Company recorded deferred compensation expense related to these benefits of $486,197, $434,116 and $386,446 in 2009, 2008 and 2007, respectively.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2009	2008
Loan commitments	$ 28,527,000	$ 30,485,940
Standby letters of credit	872,735	914,735

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation - The Company and its subsidiary were involved as defendants in litigation at December 31, 2009 whereby a party being sued by the Bank for foreclosure and deficiency on a loan has filed a countersuit alleging lender liability. Management believes that no material losses will result from this action. Management is not aware of any other pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Offices - Land intended to be used for the Bank's future expansion is owned near Powdersville, SC. The Company has established neither a budget nor a schedule for the construction of that proposed office.

Other - The Company and its banking subsidiary are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES

The Company does not value any assets or liabilities at fair value under the fair value option provisions of the ASC.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants at the measurement date. A three-level hierarchy is used for fair value measurements based upon the transparency of inputs to the valuation. No consideration of large position discounts for instruments quoted in active markets is allowed. However, entities are required to consider their own creditworthiness when valuing their liabilities. For disclosure purposes, fair values for assets and liabilities are shown in the level of the hierarchy that correlates with the least observable level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described as follows:

Level 1 inputs reflect quoted prices in active markets for identical assets or liabilities.

Level 2 inputs reflect observable inputs that may consist of quoted market prices for similar assets or liabilities, quoted prices that are not in an active market, or other inputs that are observable in the market and can be corroborated by by observable market data for substantially the full term of the assets or liabilities being valued.

Level 3 inputs reflect the use of pricing models and/or discounted cash flow methodologies using other than contractual interest rates or methodologies that incorporate a significant amount of management judgment, use of the entity's own data, or other forms of unobservable data.

Description	December 31, 2009	in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale		$ -	$ 141,710,113	$ -

The following is a summary of the measurement attributes applicable to financial assets and liabilities that are measured at fair value on a recurring basis:

Pricing for the Company's securities available-for-sale is obtained from an independent third-party that uses a process that may incorporate current prices, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, other reference items and industry and economic events that a market participant would be expected to use as inputs in valuing the securities. Not all of the inputs listed apply to each individual security at each measurement date. The independent third party assigns specific securities into an "asset class" for the purpose of assigning the applicable level of the fair value hierarchy used to value the securities. Securities available-for-sale are measured at fair value with unrealized gains and losses, net of income taxes, recorded in other comprehensive income.

The following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis in the Consolidated Balance Sheets, including the general classification of such instruments pursuant to the valuation hierarchy.

		Fair Value Measurement at Reporting Date Using			
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Collateral dependent impaired loans		$ -	$ 11,219,306	$ -	$ -
Land held for sale		-	138,551	-	-
Foreclosed assets		-	6,077,475	-	-

Fair values of collateral dependent impaired loans are estimated based on recent appraisals of the underlying properties or other information derived from market sources.

The ASC requires disclosure of the estimated fair value of certain on-balance sheet and off-balance sheet financial instruments and the methods and assumptions used to estimate their fair values. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms. Financial instruments within the ASC's scope that are not carried at fair value on the Consolidated Balance Sheets are discussed below. Accordingly, these fair value disclosures provide only a partial estimate of the Company's fair value.

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of held-to-maturity mortgage-backed securities issued by Government sponsored enterprises is estimated based on dealers' quotes for the same or similar securities.

The fair value of FHLB stock is estimated at its cost. The FHLB historically has redeemed its outstanding stock at that value.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount, as required by the ASC. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings, if any, approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 1,462,535	$ 1,462,535	$ 9,204,306	$ 9,204,306
Interest bearing deposits due from banks	46,020,551	46,020,551	12,969,193	12,969,193
Federal funds sold	-	-	18,793,000	18,793,000
Securities available-for-sale	141,710,113	141,710,113	126,635,534	126,635,534
Securities held-to-maturity	9,023,999	9,476,399	11,910,268	12,238,445
Federal Home Loan Bank stock	1,306,500	1,306,500	1,219,600	1,219,600
Loans, net	261,196,297	262,308,000	264,938,023	265,053,000
Accrued interest receivable	2,424,113	2,424,113	2,775,788	2,775,788
Financial liabilities				
Deposits	436,647,731	436,444,000	416,115,183	376,043,000
Accrued interest payable	2,043,563	2,043,563	3,044,981	3,044,981
Long-term debt	8,000,000	8,005,000	9,500,000	10,232,000

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2009		2008	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$28,527,000	$ -	$30,485,940	$ -
Standby letters of credit	872,735	-	914,735	-

NOTE O – ACCOUNTING CHANGES

Effective for periods on or after September 15, 2009, references to generally accepted accounting principals ("GAAP") issued by the Financial Accounting Standards Board ("FASB") in these footnotes are to the FASB Accounting Standards Codification, which is sometimes referred to as the "Codification" or "ASC." The Codification does not change how the Company accounts for its transactions or the nature of related disclosures made. However, when referring to GAAP, the Company refers to topics in the ASC. References to GAAP have been updated to reflect the location of the guidance in the Codification. Other acronyms used in the following discussion include "SFAS" or Statement of Financial Accounting Standards, "FAS" or Financial Accounting Standard (a variant of SFAS), "FSP" or FASB Staff Position, "EITF" or Emerging Issues Task Force", and "APB" or Accounting Principles Board (an authoritative body that promulgated GAAP prior to the establishment of the FASB).

The Transfers and Servicing Topic was updated (formerly SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140") to remove the concept of a qualifying special-purpose entity from the Topic and removes the exception from applying the Consolidations Topic (formerly FASB Interpretation No. 46R). The objective in issuing this update is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This update must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company has no interests in any entities that were formerly qualifying special-purpose entities. Therefore, the impact of adoption was not material.

The Consolidations Topic was amended (formerly SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)") to improve financial reporting by enterprises involved with variable interest entities. The amendment addresses (1) the effects on certain provisions of the Topic as they relate to the elimination of the qualifying special-purpose entity concept in the Transfers and Servicing Topic and (2) constituent concerns about the application of certain key provisions of the Topic including those in which the accounting and disclosures under the Topic do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This amendment is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company has no interests in any variable-interest entities. Therefore, the impact of adoption was not material.

The Fair Value Measurements and Disclosure – Overall Topic has been amended for interim and annual periods beginning after December 15, 2009 to require reporting entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. In addition, entities will be required to provide disclosures for each class of assets and liabilities, which will increase the level of detail beyond that of the individual balance sheet line item and, for measures that fall within either Level 2 or Level 3, entities will be required to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurement. Management has not yet determined how it will identify the appropriate classes of assets and liabilities. In addition, effective for interim and annual period beginning after December 15, 2010, entities will be required by this update to present separately information about purchases, sales, issuances and settlements of items in the reconciliation for fair value measurements using Level 3 inputs. The new requirements are expected to provide a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs for fair value measurements. The effect of adopting these new disclosure requirements is not expected to result in any material change in the Company's financial condition or its results of operations.

NOTE P – SUBSEQUENT EVENTS

The Company evaluated events subsequent to the balance sheet date through the date that the financial statements were issued.

Subsequent events may provide additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing financial statements (recognized subsequent events), or may provide evidence about conditions that did not exist at the balance sheet date but arose after the balance sheet date but before the financial statements were issued (nonrecognized subsequent events). The effects of recognized subsequent events, if any, have been included in the financial statements. If the effects of nonrecognized subsequent events, if any, are of a nature that they must be disclosed to keep the financial statements from being misleading, the Company would disclose both the nature of the event and an estimate of its financial effect or would state that an estimate of the financial effect cannot be made. As of December 31, 2009, there were no nonrecognized subsequent events that required disclosure.

NOTE Q – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31,	
	2009	2008
Condensed Balance Sheets		
Assets		
Cash	$ 1,024,131	$ 1,794,968
Investment in banking subsidiary	39,447,333	37,972,839
Investment in nonbanking subsidiary	4,150,000	-
Land held for sale	138,551	138,551
Other assets	58,296	24,675
Total assets	$ 44,818,311	$ 39,931,033
Liabilities		
Other liabilities	$ -	$ 3,410
Shareholders' equity	44,818,311	39,927,623
Total liabilities and shareholders' equity	$ 44,818,311	$ 39,931,033

	Years Ended December 31,		
	2009	2008	2007
Condensed Statements of Income			
Income			
Interest income	$ 13,690	$ 27,590	$ 41,048
Other income	-	-	-
Total income	13,690	27,590	41,048
Expenses			
Interest expense	47,119	-	-
Other expenses	138,030	100,163	64,378
Total expenses	185,149	100,163	64,378
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(171,459)	(72,573)	(23,330)
Income tax expense (credit)	(58,296)	(24,675)	(7,932)
Equity in undistributed earnings of banking subsidiary	1,213,877	1,390,396	3,346,110
Net income	$ 1,100,714	$ 1,342,498	$ 3,330,712

	Years Ended December 31,		
	2009	2008	2007
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 1,100,714	$ 1,342,498	$ 3,330,712
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(1,213,877)	(1,390,396)	(3,346,110)
(Increase) decrease in other assets	(33,621)	(16,743)	4,230
Other	-	2	-
Net cash used by operating activities	(146,784)	(64,639)	(11,168)
Investing activities			
Investment in nonbanking subsidiary	(4,150,000)	-	-
Purchase of land held for sale	-	(138,551)	-
Net cash used by investing activities	(4,150,000)	(138,551)	-
Financing activities			
Exercise of employee stock options	486,232	364,535	478,090
Net proceeds from issuing preferred stock (costs of $23,785)	3,126,215	-	-
Common stock repurchased and cancelled	(79,985)	-	-
Payment of cash in lieu of fractional shares for common stock dividend	(6,515)	-	(5,495)
Net cash provided by financing activities	3,525,947	364,535	472,595
(Decrease) increase in cash and cash equivalents	(770,837)	161,345	461,427
Cash and cash equivalents, beginning	1,794,968	1,633,623	1,172,196
Cash and cash equivalents, ending	$ 1,024,131	$ 1,794,968	$ 1,633,623

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman Vice Chairman	Orthopedic Surgeon, Blue Ridge Orthopedic Association, P.A.
William M. Brown Secretary	Retired 2009, formerly President and Chief Executive Officer, Lindsay Oil Company, Inc.
Robert H. Edwards	President, Edwards Auto Sales, Inc.
Blake L. Griffith	President, Griffith Properties, LLC
John R. Hamrick	President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate
James E. McCoy Chairman	Retired 2009, formerly Plant Manager, Walhalla, Timken Company (Manufacturing)
Frederick D. Shepherd, Jr.	President, Chief Executive Officer Chief Financial Officer, and Treasurer, Community First Bancorporation and Community First Bank
Gary V. Thrift	President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)
James E. Turner	Chairman of the Board, Turner's Jewelers, Inc.
Charles L. Winchester	President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr.	President, Chief Executive Officer, Chief Financial Officer, and Treasurer
William M. Brown	Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole	Owner, Upstate Electric Motor Service Company
John M. Geer, Jr.	Retired, formerly District Manager, Duke Power Company
Lance Gray	Vice President, Gray Mortuary, Inc.
Gary McAlister	Builder, Gary McAlister, LLC
James R. "Jimmy" Rogers	Owner, Rogers Outdoor Equipment, Inc.
Dr. William K. Stringer	Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
Robert R. Shaw	Senior Vice President
G. Fred Tolly, III	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Terry W. Day	Vice President/Branch Manager
Sheila L. Galloway	Vice President/Branch Manager
Sandra D. Gravely	Vice President/Loan Operations Officer
Michael L. Morris	Vice President/Commercial Loan Officer
Cindy H. Swafford	Vice President/Commercial Banking
Carol G. Wilson	Vice President/ Operations Officer
Pamela E. Boggs	Assistant Vice President/Branch Manager
Scot S. Frith	Assistant Vice President/Branch Manager
Lori T. Kelley	Assistant Vice President/Branch Manager
Matthew G. Evans	Finance/Accounting Officer
Marlene M. Martin	Mortgage Loan Officer
Raymond S. Witt	Loan Collections
Lillian E. Barrios-Visintainer	Customer Service Representative
Eleanor B. Bates	Customer Specialist
Kayla Boatman	Operations Specialist
Ashlee H. Burrell	Senior Customer Specialist
Tracy E. Burrell	Loan Specialist
C. Donna Cabaniss	Senior Customer Specialist
Shirley C. Cagle	Customer Specialist
Melisa N. Cappelen	Accounting Specialist
Lori Chapman	Customer Specialist
Stephanie A. Clardy	Customer Specialist
Vivian M. Clark	Assistant Cashier
O. Nicole Cothran	Operations Specialist
Susan S. Dickson	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Amanda D. Floyd	Customer Specialist
Lisa F. Ellsworth	Operations Specialist
Rhonda P. Fowler	Assistant Cashier
Tonya Fowler	Customer Specialist
Carol J. Gibson	Customer Specialist
Tara A. Gleason	Customer Senior Representative
Carol A. Greer	Loan Specialist
Sherry H. Harris	Senior Customer Specialist
Jessica J. Heath	Customer Specialist
Jane Anne Heindel	Senior Customer Specialist
Marie V. Hendrix	Customer Service Representative
Debra L Holbrooks	Customer Specialist
Shannan D. Jenkins	Customer Service Representative
Tabitha Jordan	Customer Specialist
Renee J. Kelley	Customer Service Assistant
Sandra T. King	Customer Specialist
Catherine Lee	Customer Specialist
Jennifer N. Lee	Customer Specialist
Tommy R. Lusk	Loan Specialist
Dorothy E. Martin	Customer Specialist

Officers and Employees, Community First Bank (continued)

Cindy M. McBride	Customer Specialist
Christianne J. McMahan	Customer Specialist
Tracey V. McSwain	Operations Specialist
Judy A. Miller	Customer Specialist
Paula E. Millwood	Loan Processor/Loan Department
Crystal Mull	Customer Service Representative
Sylvia T. Nichols	Operations Specialist
Casey Neal	Customer Specialist
Jera J. Oliver	Customer Specialist
Kathleen A. Omick	Senior Customer Service Representative
Carrie A. Prather	Customer Specialist
Linda L. Quarles	Customer Specialist
Janice L. Ragonese	Executive Administrative Assistant/Receptionist
Kim Rhodes	Senior Customer Specialist
Martha A. Rholetter	Customer Specialist
Louise M. Robinson	Customer Service Representative
Mary L. Robinson	Customer Specialist
Serena D. Reid	Customer Service Representative
Kathy M. Rowland	Proof Supervisor
Crystal M. Skelton	Customer Specialist
Hattie M. Smith	Customer Specialist
Kathy B. Smith	Loan Specialist
Tonya M. Stamey	Customer Specialist
Beth K. Stroud	Customer Specialist
Patricia A. Vinson	Customer Specialist
Lindsy J. Wallace	Loan Specialist
Amanda W. Watkins	Customer Specialist
Susan M. Williams	Customer Specialist
Lisa L. Willis	Customer Specialist
Annette Wilson	Central Document Preparation/Consumer Real Estate
Joyce C. Winkler	Customer Service Representative
Sherra P. Wood	Customer Service Representative
Vilmarie Wright	Customer Specialist

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.
Stock Symbol – CFOK.OB

Community First Bank Website: www.c1stbank.com

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov


COMMUNITY FIRST
BANK

Community First Bank Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206

Highway 81 Anderson Office
2007 East Greenville Street
Anderson, South Carolina 29621
(864) 224-0178


COMMUNITY FIRST
BANCORPORATION

1600 Sandifer Blvd.
Seneca, SC 29678
(864) 882-2575

3685 Blue Ridge Blvd.
Walhalla, SC 29691
(864) 638-2105

1101 East Main Street
Westminster, SC 29693
(864) 647-9554

449 Hwy 123 Bypass
Seneca, SC 29678
(864) 886-0206

2007 E Greenville St.
Anderson, SC 29621
(864) 224-0178

4002 Clemson Blvd.
Anderson, SC 29621
(864) 222-2440

208 East Main Street
Williamston, SC 29697
(864) 847-5109